82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02030532

REGISTRANT'S NAME: Zhejiang Southeast Electric Power Co. Ltd

*CURRENT ADDRESS: No. 451 Fengqi Road
Hangzhou, Zhejiang,
The People's Republic of China
310006

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FILE NO. 82- 5244 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 2/8/02

浙江东南发电股份有限公司

Zhejiang Southeast Electric Power Company Limited

Annual Report 2000

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED





Annual Report 2000



Chairman of the Standing Committee of the Chinese National People's Congress Li Peng talks with General Manager of ZPEPC Chen Jimin and Deputy General Manager of ZPEPC cum Board Chairman of ZSEPC Zhuang Huqing when visiting ZPEPC on 10 Apr. 2001.



Premier Zhu Rongji shakes hands with Board Chairman of ZSEPC Zhuang Huqing when visiting ZPEPC on 12 Dec. 2000.



Chairman of the Standing Committee of the Chinese National People's Congress Li Peng shakes hands with Chairman of the Supervisory Committee of ZSEPC Tang Xingen when visiting ZPEPC on 10 Apr. 2001.



The Members of the Board of Directors of ZSEPC



The Members of the Supervisory Committee of ZSEPC



Senior Management of ZSEPC

Contents



Important: The Directors of the Company confirm that there are no false representations, misleading statements or material omissions in this Report. And they jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

(The text of this Annual Report is prepared in both Chinese and English. Should there be any discrepancies between the Chinese version and the English version, the Chinese version shall prevail.)

Particulars of the Company

Zhejiang Southeast Electric Power Company Limited (hereinafter referred to as "the Company"), with the registered capital of RMB 2.01 billion yuan, is engaged in the investment in, development and operation of electric power projects.

1. Registered name of the Company in Chinese:
   浙江东南发电股份有限公司
   Registered name of the Company in English:
   Zhejiang Southeast Electric Power Co., Ltd
   Abbreviation of the Company name: ZSEPC

2. Legal representative of the Company: Zhuang Huqing

3. Secretary to the Board of Directors of the Company: Dai Jiancheng
   Telephone No.: 86-571-7068779-2658
   Facsimile No.: 86-571-7077321
   E-mail Address: djc@zsepc.com

4. Registered Address of the Company and its Office Location:
   No. 451 Fengqi Road, Hangzhou, Zhejiang, the People's Republic of China
   Postal Code: 310006
   Web Site Address: http://www.zsepc.com/
   E-mail Address: webmaster@zsepc.com

5. The Company's Designated Press for Publication of Public Announcements
   Shanghai Securities (Shanghai), *South China Morning Post* (Hongkong), *Wen Hui Bao* (Hongkong)
   Web Site Addresses for Publication of the Annual Reports of the Company:
   http://www.zsepc.com/
   http://www.sse.com.cn/
   Venues of the Annual Report on File:
   Head office of the Company, Shanghai Stock Exchange and London Stock Exchange

6. Listing place of B shares: Shanghai Stock Exchange

   Abbreviation of B shares: ZSEPC B Shares

   Code of B shares: 900949

   Listing place of GDRs: London Stock Exchange

   Code of GDRs: 0949QLT



Summary of Accounting Figures and Operating Figures

1. Summary of Accounting Figures for This Year (Unit: RMB '000 yuan)

(1) Figures based on the PRC accounting standards

Gross Profit	1,015,362
Net Profit	621,709
Net Profit After Deducting Non-recurring Gains and Losses	768,880
Principal Operating Profit	1,178,444
Profit from Other Operations	1,324
Operating Profit	1,007,183
Income from Investment	11,897
Non-operating Net Income	-3,718
Net Cash Generated from Operating Activities	1,025,782
Net Increase in Cash and Cash Equivalents	-1,051,673

Note: The non-recurring gains and losses deducted include the retroactive payment for the income tax of previous years of RMB 144,134,800 yuan and the losses from disposal of assets of RMB 3,036,823.60 yuan totaling RMB 147,171,623.60 yuan.

(2) Figures based on the international accounting standards:

Operating Income	3,400,223
Operating Profit	1,034,765
Profit after Tax	611,878

(3) Explanation of the Discrepancies in Net Profit

Net profit based on the PRC accounting standards:	621,709
Adjusted based on the international accounting standards:	



(a) Allocation of Housing Revolving Fund	-9,831
Net profit based on the international accounting standards:	611,878

Important Note: In 2000, the Company made retroactive payment for the income tax of RMB 144 million yuan due to the central government incurred between January 1998 and November 1999. To cover this expenditure, the current net profit was reduced. Thus the net profit realized by the Company was RMB 620 million yuan and the earnings per share RMB 0.31 yuan. If not considering the retroactive tax payment, the net profit realized by the Company should be RMB 766 million yuan and the earnings per share RMB 0.38 yuan based on the PRC accounting standards.

2. Major Accounting Figures and Financial Indices in Past Three Years

(1)Based on the Auditor's Report of the PRC Accountant (Unit: RMB yuan)

	2000	1999	1998	
			Before Adjustment	After Adjustment
Principal Operating Income	3,400,222,722.54	3,247,237,664.70	2,949,526,933.00	2,949,526,933.00
Net Profit	621,708,729.65	823,304,326.67	823,447,592.92	842,197,471.71
Total Assets	7,269,575,449.16	7,638,205,620.01	7,607,423,653.59	7,604,746,497.52
Shareholders' Equity	5,147,463,767.90	4,963,935,038.25	4,565,407,867.65	4,562,730,711.58
Earnings per Share (diluted)	0.31	0.41	0.41	0.42
Earnings per Share (Weighted Average)	0.31	0.41	0.41	0.42
Earnings per share after Deducting Non-recurring Gains and Losses	0.38	0.41	0.41	0.42
Net Assets Value per Share	2.56	2.47	2.27	2.27
Adjusted Net Assets Value per Share	2.55	2.47	2.27	2.27

	2000	1999	1998 Before Adjustment	1998 After Adjustment
Net Value of Cash Flow from Operating Activities per share	0.51	0.75	0.68	0.68
Yield on Net Assets (%)	12.08	16.59	18.04	18.46

(2)Based on the Auditor's Report of the International Accountant (Unit: RMB '000 yuan)

	2000	1999	1998
Operating Income	3,400,223	3,247,238	2,949,527
Profit After Tax	611,878	763,526	846,171
Total Assets	7,202,792	7,610,518	7,570,169
Shareholders' Equity	5,572,480	4,960,602	4,619,176
Earnings per Share (yuan/share)	0.30	0.38	0.42
Net Assets Value per Share (yuan/share)	2.77	2.47	2.30
Yield on Net Assets (%)	10.98	15.39	18.32

3. Profit Statement for this Reporting Period

	Yield on Net Assets (%)		Yield per Share (RMB yuan)	
	Diluted	Weighted Average	Diluted	Weighted Average
Principal Operating Profit	22.89	22.34	0.59	0.59
Operating Profit	19.57	19.09	0.50	0.50
Net Profit	12.08	11.79	0.31	0.31
Net Profit after Deducting Non-recurring Gains and Losses	14.94	14.57	0.38	0.38

Note 1: Calculation Methods of Financial Indices

Earnings per Share = Net Profit / Total Number of Ordinary Shares as at Year End

Net Assets Value per Share = Shareholders' Equity as at Year End / Total Number of Ordinary Shares as at Year End

Yield on Net Assets = Net Profit / Shareholders' Equity as at Year End × 100%

Adjusted Net Assets Value per Share = (Shareholders' Equity as at Year End – Accounts Receivable Due After Three Years – Deferred Expenses – Net Loss on Current and Fixed Assets Pending Treatment – Organization Expenses – Long Term Deferred Expenses – Negative Balance of Housing Revolving Fund) / Total Number of Ordinary Shares as at Year End

Net Value of Cash Flow from Operating Activities per Share = Net Value of Cash Flow from Operating Activities / Total Number of Ordinary Shares as at Year End

Yield on Net Assets (Diluted) = Profit during Reporting Period / Net Assets as at Period End

Earnings per Share (Diluted)= Profit during Reporting Period / Total Number of Shares as at Period End

Weighted Average Yield on Net Assets = $P/(E_0+NP \div 2+E_i \times M_i \div M_0-E_j \times M_j \div M_0)$

Where P means profit during reporting period; NP means net profit during reporting period; E_0 means net assets as at period beginning; E_i means newly-added net assets from newly issued shares or shares converted form debt, etc during reporting period; E_j means net assets decrease from repurchase of shares or distribution of cash dividends, etc during reporting period; M_0 means number of months during reporting period; M_i means number of months from the month following addition of net assets to end of reporting period; M_j means number of months from the month following decrease of net assets to end of reporting period...

Weighted Average Earnings per Share = $P/(S_0+S_1+S_i \times M_i \div M_0-S_j \times M_j \div M_0)$

Where P means profit during the reporting period; S_0 means number of shares as at period beginning; S_1 means number of additional shares resulting from share capital converted from common reserve fund or share dividends distribution etc during reporting period; S_i means number of additional shares from newly-issued shares or shares converted from debt etc during reporting period; S_j means number of shares decreased from repurchase of shares or share curtailment during reporting period; M_0 means number of months during reporting period; M_i means number of months from the month following addition of shares to end of reporting period; M_j means number of months from the month following decrease of shares to end of reporting period.

4. Changes in Shareholders' Equity during the Reporting Year

Unit RMB yuan

Item	Share capital	Capital reserve fund	Surplus reserve fund	Statutory common welfare fund	Undistributed profit	Total
At the beginningof the period	2,010,000,000.00	1,863,272,079.51	388,118,394.86	194,059,197.43	702,544,563.88	4,963,935,038.25
Increase during the period	0	0	124,341,745.94	62,170,872.97	479,366,983.71	621,708,729.65
Decrease during the period	0	0	—	—	438,180,000.00	438,180,000.00
At the end of the period	2,010,000,000.00	1,863,272,079.51	512,460,140.80	256,230,070.40	761,731,547.59	5,147,463,767.90

Causes of changes:

(1) The increase in the surplus reserve fund is attributable to the allocation of 10% statutory common reserve fund and 10% statutory common welfare fund out of the net profit during the reporting year.

(2) The increase in the statutory common welfare fund is attributable to the allocation of 10% statutory common welfare fund out of the net profit during the reporting year.

(3) The increase in the undistributed profit is attributable to incoming transfer of the net profit realized in the current year after making allocation of the statutory common reserve fund, the statutory common welfare fund and distribution of the dividends.



Changes in Share Capital and Shareholder Structure

1. Changes in Share Capital

(1) *Structure of share capital*

Unit : share

	At the beginning of the period	**At the end of the period**
1. Non-negotiable shares		
1) Promoters' shares	1,320,000,000	1,320,000,000
Including:		
Shares held by the State	1,315,000,000	1,315,000,000
Shares held by domestic legal persons	5,000,000	5,000,000
Shares held by foreign legal persons		
Other shares		
2) Legal person's shares by subscription		
3) Internal staff shares		
4) Preference shares and other shares		
Including: Transferred allotment shares		
Sub-total	1,320,000,000	1,320,000,000
2. Outstanding shares		
1) Domestically listed RMB ordinary shares		
2) Domestically listed foreign investment shares	690,000,000	690,000,000
3) Overseas listed foreign investment shares		
4) Other shares		
Sub-total	690,000,000	690,000,000
3.Total number of shares	2,010,000,000	2,010,000,000



(2) Issuance and Listing of Shares

a. The company issued B shares and GDRs totaling 690,000,000 shares in September 1997 at the price of 0.346 USD / share, which have been listed and traded on Shanghai Stock Exchange and London Stock Exchange respectively from the 23rd September 1997 onwards.

b. No change occurred in the share capital of the Company in the reporting period.

c. The Company has not issued any internal employee share.

2. Overview of Shareholders

(1) Total Number of Shareholders at End of the Reporting Period

As at the end of this reporting period, the Company has 18,256 shareholders, of which 5 are promoters, the others are shareholders of B shares.

(2) Shareholding of Top 10 Shareholders

Names of the 10 largest shareholders	**Number of Shares Held**	**Percentage of Shares Held**
ZHEJIANG PROVINCIAL ELECTRIC POWER DEVELOPMENT COMPANY (ZPEPDC)	799,963,200	39.80%
ZHEJIANG PROVINCIAL ELECTRIC POWER COMPANY (ZPEPC)	514,036,800	25.57%
TOYO SECURITIES ASIA LTD A/C CLIENT	14,502,300	0.72%
SCBHK A/C BROWN BROTHERS HARRIMAN & CO SUB A/C THE GREATER CHINA FUND INC	11,000,000	0.55%
NAITO SECURITIES CO., LTD.	9,568,800	0.48%

Names of the 10 largest shareholders	Number of Shares Held	Percentage of Shares Held
CBNY/BMO INVESTORS PACIFIC INTERNATIONAL FUND	8,685,000	0.43%
HKSBCSB A/C STATE STREET BANK AND TRUST S/A THE CHINA FUND	7,000,000	0.35%
HKIT S/A 006-113039-431	6,543,000	0.33%
展佳国际发展有限公司 (ZHANJIA INTERNATIONAL DEVELOPMENT COMPANY LIMITED)	6,000,000	0.30%
李明公 (Li Minggong)	5,447,646	0.27%

(3) Shareholders Holding more Than 10% of the Company's Shares

Name	Scope of Business	Change of Shareholding	Pledge and Freeze
ZPEPDC	Power Development	No Change	NIL
ZPEPC	Production and Supply of Electricity	No Change	NIL

ZPEPC and ZPEPDC have a common legal representative during the reporting period.

(4) There was no change of the controlling shareholders of the Company during the reporting period.



Shareholders' General Meeting

The Company published on 11 April 2000 the announcement to hold the Shareholders' General Meeting of the Company for Year 1999, and the Meeting was held on 12 May 2000 as scheduled. The resolutions adopted by the Meeting were published in *Shanghai Securities, South China Morning Post* (Hongkong) and *Wen Hui Bao* (Hongkong) dated on 16 May 2000. In the Shareholders' General Meeting 1999, the Board of Directors and the Supervisory Committee were re-elected upon expiry of the term. Zhuang Huqing, Shou Desheng, Zhu Changrong, Xie Guoxing, Zhang Dan, Zhu Jiahua, Hu Songru, Fu Muqing, Li Yuan, Zhao Yuanjie, Dai Jiancheng, Wang Jiafu and Ke Jixin were elected to be the members of the second Board of Directors. Tang Xingen, Kong Fanxiang, Huang Peigen and Zhu Haiming were elected to be the supervisors of the second Supervisory Committee as shareholders' representatives.



Report of Board of Directors

1. Operations of the Company

As a company mainly engaged in electricity generation, its revenue comes from the sale of electricity. In 2000, the electricity generation completed by the Company amounted to 11.3 billion kWh, and the electricity sale delivered to the grid 10.4 billion kWh, registering an increase of 13.56 % and a 14.01% respectively compared with the figures in the preceding year. The annual average generation hours of the Company in 2000 reached 6,807 hours.

In 2000, the power consumption in Zhejiang Province increased sharply. Making good use of the time in 2000 when less equipment maintenance was arranged, the Company took an active part in the competition in the power market, did its utmost to increase generation and sought to maximize generation profit. The principal operating income of the Company in 2000 amounted to RMB 3.4 billion yuan and the total profit RMB 1.015 billion yuan, fulfilling 109.21% and 111.1% of the targets set by the Shareholders' General Meeting respectively. As the Company made retroactive payment for the income tax of RMB 144 million yuan due to the central government incurred between January 1998 and November 1999, the current net profit was debited to cover this expenditure. Thus the net profit realized by the Company was RMB 620 million yuan and the earnings per share RMB 0.31 yuan. If not considering the retroactive tax payment, the net profit realized by the Company should be RMB 766 million yuan and the earnings per share RMB 0.38 yuan.

2. Financial Position of the Company

(Unit: yuan)

Item	Actual Figures in 2000	Actual Figures in Same Period of Preceding Year	Increase /Decrease (+/-)
Total Assets	7,269,575,449.16	7,638,205,620.01	−4.83%
Long-term Liabilities	965,017,126.79	1,500,908,034.73	−35.70%
Shareholders' Equity	5,147,463,767.90	4,963,935,038.25	3.70%
Principal Operating Profit	1,178,444,029.80	1,228,196,562.89	−4.06%
Net Profit	621,708,729.65	823,304,326.67	−24.49%

(The net profit after deducting the non-recurring gains and losses in 2000 was RMB 768,880,353.25 yuan.)

Major causes of the changes are as follows:

(1) The decrease in the long term liabilities is primarily attributable to repayment of the mature principal of the long term debt and the transfer of the principal payable in 2001 to "the long term liabilities due within 1 year";

(2) The increase in the shareholders' equity is primarily attributable to the increase in the net profit realized in the reporting year;

(3) The decrease in the net profit is primarily due to the retroactive payment for the income tax of the previous years.

3. Investment in Project

In 2000, the Company engaged in electricity generation as its core business. Meanwhile, it endeavored to broaden its scope of investment and pursue business diversification to remarkable effects.

The Company made investments in the following power projects and hold

(1) 65% of the shares of the Technical Renovation Project for Changxing Power Plant (2 × 300MW);

(2) 24% of the shares of Jiaxing Power Plant Phase II(4 × 600MW).

The feasibility study reports of the above projects are still pending the approval of the relevant state authorities.

Also, the Company used its equity capital to

(1) contribute RMB 312 million yuan to subscribe for 160 million shares of China Everbright Bank;

(2) contribute RMB 285 million yuan to subscribe for 150 million shares of Communication Bank;

(3) contribute RMB 220 million yuan to subscribe for 200 million shares of China Southern Securities Co., Ltd;

ranking among the top 10 shareholders of the above 3 projects; and to

(4) contribute RMB 105 million yuan to buy 30 million shares of China Merchants Bank;

(5) contribute RMB 82.4 million yuan to subscribe for 40 million shares of Fujian Industrial Bank;

(6) contribute RMB 10 million yuan to hold 10% shares of Zhejiang Venture Capital Co.,Ltd;

(7) invest RMB 5.9 million yuan in the founding of Zhejiang Fuxing Electric Power Fuel Co.,Ltd.

As of the end of the reporting period, all the capital payment by the Company with its equity capital to the different projects had been completed. No return on investment has been gained up to now. Resolutions and announcements in relation to the investments made by the Company were published in *Shanghai Securities, South China Morning Post* (Hongkong) and *Wen Hui Bao* (Hongkong) on 29 Jan., 11 Nov., 22 Nov. and 22 Dec.2000.

4. Changes in Operating Environment of the Company

As the infrastructure industry of national economy, the power industry is sensitive to the impact of the economic macro-trend. In 2000, in the context of continuous, healthy development of national economy in Zhejiang, the provincial electricity consumption increased by 19% over the corresponding period in the previous year, which is 10% higher than the national average consumption increase. The trial operation and billing of the competitive bidding power market commenced from 15 Jan.2000. In accordance with the Market Code, the contractual base quantity of generation and the excess generation over and above the contractual quantity were settled at prices approved by Zhejiang Provincial Commodity Pricing Bureau. The bidding generation outside the contract was settled at the market price. Meanwhile, in response to the requirements of Zhejiang Provincial Office of State Taxation Administration, the Company made retroactive payment for the portion of income tax due to the central government incurred from Jan. 1998 to Nov.1999. And pursuant to stipulations in the relevant documents of Ministry of Finance and approved by Zhejiang Provincial Finance Bureau, the Company will get a refund of 18% of the local income tax, which means the actual income tax for the local part is 15%. For the part of income tax due to the central government, the tax rate remains 33%. In effect, the tax rate applied to the Company in 2000 was 22%.

Information in this regard was disclosed in the announcements by the Company in *Shanghai Securities, South China Morning Post* (Hongkong) and *Wen Hui Bao* (Hongkong) on 29 Jan., 21 Mar., 29Aug. and 11Nov. 2000 separately.

5. Work Plan for 2001 and Measures Intended

The Company will take measures to

(1) maintain safe production in the power plant with sustained efforts treating safety as a fundamental job so as to prevent serious accidents;

(2)intensify the internal management and continue to practice the internal responsibility system centered around budget management to tap the corporate potential and improve efficiency;

(3) adopt new techniques and new technological procedures in the retrofit of generating units to enhance equipment reliability and improve competitive edge in the power market; study bidding techniques and tactics in the power market to raise income from bidding activities;

(4) do a good job in acquiring approvals for investment in power projects; and at the same time increase investment in other fields with high-growth potential and stable profitability.



6. Day-to-day Work of Board of Directors

(1) Board Meetings and Resolutions

During this reporting period, the Board of Directors of the Company was re-elected upon expiry of the term. The new Board of Directors carried on the fine working style of the predecessor, conscientiously fulfilled their duties assigned by the Shareholders' General Meeting and Articles of Association, reviewed and discussed important issues concerning business operation, development strategies, etc. of the Company, and made a series of important decisions, which laid a foundation for the future development of the Company. The resolutions of the meetings were published in *Shanghai Securities, Wen Hui Bao* (Hongkong) and *South China Morning Post* (Hongkong) on 11 Apr., 16 May, 11 Aug., 11 Nov., 22 Nov., and 22 Dec. 2000.

(2) Implementation of Resolutions of Shareholders' General Meeting

During this reporting period, the Company performed its work in quest of the various targets set by the Shareholders' General Meeting, overfulfilled these targets and completed the dividend distribution for 1999 on time pursuant to the relevant stipulations.



7. Particulars of the Company's Management and Staff

(1) Directors, Supervisors and Senior Management Personnel

Name	Position	Age	No. of Shares Held	Annual Remuneration (RMB yuan)
Zhuang Huqing	Chairman	51	0	Not provided by the Company
Shou Desheng	Director, General Manager	44	0	89,518
Zhu Changrong	Director	59	0	Not provided by the Company
Zhang Dan	Director	59	0	Not provided by the Company
Xie Guoxing	Director	47	0	Not provided by the Company
Zhu Jiahua	Director	56	0	Not provided by the Company
Zhao Yuanjie	Director	44	0	Not provided by the Company
Li Yuan	Director	45	0	Not provided by the Company
Ke Jixin	Director	33	0	Not provided by the Company
Fu Muqing	Director	43	0	96,587
Hu Songru	Director	44	0	116,352
Dai Jiancheng	Director, Secretary to Board of Directors	44	0	69,898
Wang Jiafu	Director	48	0	94,711
Tang Xingen	Chairman of the Supervisory Committee	54	0	Not provided by the Company
Kong Fanxiang	Supervisor	59	0	Not provided by the Company
Huang Peigen	Supervisor	52	0	Not provided by the Company
Zhu Haiming	Supervisor	45	0	Not provided by the Company
Wu Hongfei	Supervisor	35	0	69,088
Wang Guoqiang	Supervisor	39	0	49,290
Chen Juemin	Deputy General Manager	49	0	80,047
Hu Senjian	Chief Accountant	47	0	72,219

(2) Staff

As of the end of this reporting period, the Company has a staff of 3,614, of which 963 are technical personnel of different disciplines.

8. Profit Distribution Proposal

The after-tax profit of the Company in 2000 amounted to RMB 621,708,729.65 yuan (RMB 611,878,000.00 yuan by the international accounting standards). After having allocated 10% statutory common reserve fund and 10% statutory common welfare fund totaling RMB 124,341,745.94 yuan, plus the undistributed accumulated profit as at the end of 1999 RMB 702,544,563.88 yuan (RMB 700,808, 134.70 yuan by the international accounting standards), and then following the principle of "whichever is lower " of the amounts obtained by the different accounting standards, the actual profit distributable to shareholders equals to RMB 1,188,344,388.76 yuan (RMB 1,199,911,547.59 yuan by the PRC accounting standards). Taking 2.01 billion shares at year end as a base figure, the Company proposes to distribute cash dividend of RMB 0.218 yuan per share (tax inclusive), totaling RMB 438,180,000.00 yuan. The remaining undistributed profit will be RMB 761,731,547.59 yuan after distribution (RMB 750,164,388.76 yuan by the international accounting standards).

The above profit distribution proposal will not be implemented before it is reviewed and approved by the Shareholders' General Meeting 2000.

9. Profit Distribution Policy

(1) The Company intends to make a profit distribution after Year 2001 finishes.

(2) The percentage of dividends to be distributed in 2001 will be 40%~60% of the net profit realized in that year.

(3) The distribution will be in cash.

(4) The concrete distribution plan will depend on the actual conditions.

Report of the Supervisory Committee

The Supervisory Committee of the Company was re-elected upon expiry of the term in 2000. The new Supervisory Committee exercised supervision in the light of the resolutions adopted by the Shareholders' General Meeting with a strong sense of responsibility to the Shareholders' General Meeting. In 2000, the members of Supervisory Committee attended the board meetings as observers, saw to it that the Company would implement the resolutions of Shareholders' General Meetings, examined and reviewed the business operation and financial conditions of the Company, and gave full discussion to it.

In 2000, the Supervisory Committee fulfilled their duties earnestly and safeguarded the interest of shareholders. The Supervisory Committee concluded that:

1. In 2000, while focusing on electricity generation as its core business and trying to improve its competitiveness, the Company made a prudent entry into the financial field. This move conforms to the strategic development plan of the Company and is conducive to strengthening the capital management and improving the efficiency of capital operation in the Company.

2. The Auditor's Reports about Financial Statements 2000 of the Company with no reservations submitted by the Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited give objective and fair reflections of the Company's true conditions.

3. The net profit of the Company dropped considerably in 2000 in comparison with that of 1999. This is primarily due to the retroactive payment of the taxes of the previous years. If ruling out this non-recurring gains and losses, the net profit of the Company should be RMB 766 million yuan by the PRC accounting standards. So the operation of the Company is quite stable on the whole.

4. No such actions as to constitute a violation of laws, regulations, Articles of Association or a detriment to the interest of the Company was found on the part of directors or senior management personnel in their performing business operations. Nor was the Company found involved in any major litigation cases.

5. Various related transactions of the Company were settled based on the prices set by the government or the market prices, and were disclosed as required.



Important Events

1. The Company was not subjected to any major events of litigation or arbitration this year.

2. The Directors and senior management personnel of the Company were not subjected to any penalties of supervisory bodies this year.

3. The first meeting of the second Board of Directors of the Company resolved to appoint Mr. Zhuang Huqing as Chairman and Mr. Shou Desheng as General Manager.

4. Committed Events

During the reporting period, the Company entered into the *Shareholder's Agreement* with ZPEPDC, ZPEPC, Beijing Guohua Electric Power Corporation, State Power East China Company and Zhejiang Provincial Electric Power Construction Corporation to invest in the construction of Jiaxing Power Plant phase ¢Ú, which states that the Company will contribute up to 24% of the registered capital. Yet the Company made no capital contribution in the project in the current reporting period.

5. Important Related Transactions

(1) Sale of Electricity

ZPEPC shall purchase all electricity generation of the Company delivered to the grid. The contractual base quantity of generation and the excess generation over and above the contractual quantity will be settled at prices approved by Zhejiang Provincial Commodity Pricing Bureau, whereas the bidding generation outside the contract will be settled at the market price. The contractual tariff for the base generation of the Company in 2000 was RMB 0.357 yuan/kWh for the generating units of Taizhou Power Plant and RMB 0.32 yuan/kWh for the generating units of Xiaoshan Power Plant. The tariff of the excess generation was RMB 0.19 yuan/kWh for the units of Taizhou Power Plant and RMB 0.187 yuan/kWh for the units of Xiaoshan Power Plant. The sale revenue of the Company in 2000 amounted to RMB 3.4 billion yuan, accounting for 100% of the principal operating income of the year.

(2) Purchase of Coal

According to the *Fuel Supply Agreement*, the coal needed for the Company's generation is to be supplied by Zhejiang Provincial Electric Power Fuel Co., a wholly owned subsidiary of ZPEPC. The payment for the coal by the Company in 2000 amounted to RMB 1.34 billion yuan, accounting for 100% of the annual expenditure for coal purchase.

(3) Repayment of Long-term Debt

During the current reporting period, the Company continued to accelerate the repayment for long-term liabilities due to its parent companies by making a repayment of RMB 200 million yuan in addition to the amount set out in the *Liabilities Contract*, totaling a repayment of RMB 576 million yuan, which reduced the financial expenses of the Company.

6. Independent Management of Assets, Finance and Staff

In respect of assets, the Company owns independent production system, auxiliary system and complementary facilities. All of the electricity generated by the Company is sold to ZPEPC, the single buyer of electricity in Zhejiang.

In respect of finance, the Company established an independent financial department, formulated independent accounting system and financial management system, and opened an independent bank account.

In respect of staff, all senior administrative staff of the Company such as General Manager, Deputy General Managers, Chief Accountant and Secretary to the Board of Directors are full-time staff with salaries paid by the Company. Full-time personnel are appointed to be in charge of labor employment and remuneration. The staff sign *Employment Contract* with the Company. The Company determines the gross amount of remuneration for the staff.

7. Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited remain appointed as the domestic accountant and international accountant respectively to conduct audit of the financial statements and related consulting service for the Company in the current reporting period.

Financial Statement 1

(audited by the PRC accounting firm)

Auditor's Report

Zhe Tian Kuai Shen [2001] 409

To: The Shareholders of Zhejiang Southeast Electric Power Company Limited

We have accepted the appointment to audit the balance sheet of the Company as at 31 December 2000, the profit and profit distribution statement and the cash flow statement for 2000. These accounting statements are prepared by the Company. It is our responsibility to form audit opinion on these accounting statements. We conducted our audit in accordance with Independent Auditing Standards of the Certified Public Accountant in the People's Republic of China (PRC). In the course of audit, we have reviewed practical situations of the Company and conducted audit procedures which we considered necessary including random examination of accounting records.

In our opinion, the above accounting statements have complied with the *Accounting Standards of Enterprises* and the relevant provisions of the *Accounting System of Stock Company Limited*. The statements give fair view, in all material respects, of the state of financial affairs of the Company as at 31st December 2000 and of the operating results and cash flows of the Company for 2000. The accounting policies are applied consistently.

Zhejiang Pan-China
Certified Public Accountants — PRC Certified Public Accountant — Chen Shu
Hangzhou PRC — PRC Certified Public Accountant — Wang Tong

8 February 2001



Financial Statement 1

(audited by the PRC accounting firm)

Balance Sheet

As at 31st December, 2000

Prepared by: Zhejiang Southeast Electric Power Company Limited

Sheet1

Unit: RMB yuan

Assets	Note No.	Line No.	Figures at beginning of year	Figures at year-end
Current assets				
Monetary capital	1	1	2,678,583,792.46	1,626,910,545.43
Short term investments	2	2	30,000,000.00	
Less: Reserve for short term investment price decline		3	257,000.00	
Net value of short term investments		4	29,743,000.00	
Bills receivable		5		
Share dividends receivable		6		
Interests receivable		7		
Accounts receivable	3	8	70,332,163.08	66,784,304.41
Other receivables	4	9	112,052,088.17	176,691,319.47
Less: Reserve for bad debts		10	10,943,055.08	14,608,537.43
Net accounts receivable		11	171,441,196.17	228,867,086.45
Prepayments for goods	5	12	1,473,914.10	14,061,748.75
Subsidy receivable		13		
Inventories	6	14	88,110,771.95	116,080,465.78
Less: Reserve for inventories price decline		15		
Net value of inventories		16	88,110,771.95	116,080,465.78
Deferred expenses	7	17		
Net loss on pending disposal current assets		18		
Long term investments in bond due within 1 year		19		
Other current assets		20		
Total current assets		21	2,969,352,674.68	1,985,919,846.51
Long term investments:				
Long term equity investments	8	22	5,494,000.00	1,025,794,000.00
Long term debt investments		23		
Total long term investments		24	5,494,000.00	1,025,794,000.00
Less: Reserve for long term investment price decline		25		
Net value of long term investments		26	5,494,000.00	1,025,794,000.00
Fixed assets:				
Costs of fixed assets	9	27	6,525,720,214.69	6,553,829,289.05
Less: Accumulated depreciation	9	28	2,121,800,190.35	2,574,287,758.66
Net value of fixed assets		29	4,403,920,024.34	3,979,541,530.39
Project material		30		394,000.00
Construction in progress	10	31	17, 495,203.82	42,554,867.99
Disposal of fixed assets		32		
Net loss on pending disposal fixed assets		33		
Total fixed assets			4,421,415,228.16	4,022,490,398.38
Intangible assets and other assets:				
Intangible assets	11	35	238,794,340.37	232,902,181.85
Initial costs		36		
Long term deferred expenses	12	37	3,149,376.80	2,469,022.42
Other long term assets		38		
Total intangible and other assets		39	241,943,717.17	235,371,204.27
Deferred tax:				
Deferred tax debit		40		
Total assets			7,638,205,620.01	7,269,575,449.16

Financial Statement 1

(audited by the PRC accounting firm)

Balance Sheet (continued)

As at 31st December, 2000

Prepared by: Zhejiang Southeast Electric Power Company Limited

Sheet1
Unit: RMB yuan

Liabilities and shareholders' equity	Note No.	Line No.	Figures at beginning of year	Figures at year end
Current liabilities:				
Short term borrowings		42		
Bills payable		43		
Accounts payable	13	44	45,731,026.07	134,285,905.79
Advances receipts for goods		45		
Consignment payments		46		
Salary payable		47	93,002,346.25	109,876,097.72
Welfare expenses payable		48	12,798,024.93	18,856,295.00
Dividends payable		49	422,100,000.00	438,180,000.00
Overdue tax	14	50	161,202,315.38	73,708,099.83
Other payments due		51	1,878,752.17	5,449,386.45
Other payables	15	52	60,590,082.23	50,678,769.68
Accruals		53		
Long term liabilities due within one year	16	54	376,060,000.00	326,060,000.00
Other current liabilities		55		
Total current liabilities			1,173,362,547.03	1,157,094,554.47
Long term liabilities:				
Long term borrowings	17	57	1,137,600,000.00	978,180,000.00
Bonds payable		58		
Long term payables	18	59	366,640,000.00	
Housing revolving fund	19	60	-3,331,965.27	-13,162,873.21
Other long term liabilities		61		
Total long term liabilities			1,500,908,034.73	965,017,126.79
Deferred tax:				
Deferred tax credit		63		
Total liabilities		64	2,674,270,581.76	2,122,111,681.26
Minority shareholders' equity		65		
Shareholders' equity				
Share capital	20	66	2,010,000,000.00	2,010,000,000.00
Capital reserve fund	21	67	1,863,272,079.51	1,863,272,079.51
Surplus reserve fund	22	68	388,118,394.86	512,460,140.80
including: common welfare fund	22	69	194,059,197.43	256,230,070.40
Undistributed profits	23	70	702,544,563.88	761,731,547.59
Total shareholders' equity		71	4,963,935,038.25	5,147,463,767.90
Total liabilities and owners' interests			7,638,205,620.01	7,269,575,449.16

Financial Statement 1

(audited by the PRC accounting firm)

Statement of Profit and Profit Distribution

Year 2000

Prepared by: Zhejiang Southeast Electric Power Company Limited

Sheet 2
Unit: RMB yuan

Item	Note No.	Line No.	Figure of this year	Figure of the preceding year
1. Income from principal operating activities		1	3,400,222,722.54	3,247,237,664.70
Less: Discount and allowance		2		
Net income from principal operating activities		3	3,400,222,722.54	3,247,237,664.70
Less: Principal operating costs		4	2,180,731,997.05	1,976,911,204.55
Principal operating tax and surtax		5	41,046,695.69	42,129,897.26
2. Profit from principal operating activities (loss indicated by "-")		6	1,178,444,029.80	1,228,196,562.89
Add: Profit from other activities (loss indicated by "-")	1	7	1,323,939.76	1,327,122.82
Less: Loss from inventories price decline		8		
Operating expenses		9		
Administrative expenses		10	143,351,192.29	168,209,472.12
Financial expenses	2	11	29,233,832.75	70,261,036.41
3. Operating profit (loss indicated by "-")		12	1,007,182,944.52	991,053,177.18
Add: Investment income (loss indicated by "-")	3	13	11,896,563.01	74,066.00
Subsidy income		14		
Non-operating income	4	15	38,313.00	11,770.89
Less: Non-operating expenses	5	16	3,756,248.71	5,971,162.85
4. Gross profit (loss indicated by "-")		17	1,015,361,571.82	985,167,851.22
Less: Income tax	6	18	393,652,842.17	161,863,524.55
Less: Minority shareholders' interests		19		
5. Net profit (loss indicated by "-")		20	621,708,729.65	823,304,326.67
Add: Undistributed profit at beginning of year		21	702,544,563.88	466,001,102.55
Transfer from surplus common reserve fund		22		
6. Distributable profit		23	1,324,253,293.53	1,289,305,429.22
Less: Allocation of statutory common reserve fund		24	62,170,872.97	82,330,432.67
Allocation of statutory common welfare fund		25	62,170,872.97	82,330,432.67
7. Profit Distributable to shareholders		27	1,199,911,547.59	1,124,644,563.88
Less: Preference share dividends payable		28		
Allocation of discretionary common reserve fund		29		
Ordinary share dividends payable		30	438,180,000.00	422,100,000.00
Dividends of ordinary shares transferred to share capital		31		
8. Undistributed profit		32	761,731,547.59	702,544,563.88

Financial Statement 1

(audited by the PRC accounting firm)

Statement of Cash Flow

Year 2000

Prepared by: Zhejiang Southeast Electric Power Company Limited

sheet 3

Unit: RMB yuan

Item	Note No.	Line No.	Amount
1.Cash flow from operating activities			
Cash received from sale of goods,supply of service		1	3,988,375,532.79
Received rent		2	90,318.77
Refund of received rent		4	107,860,000.00
Other received cash related to operating activities		8	34,393,041.66
Sub-total of cash inflow		9	4,130,718,893.22
Cash paid for purchased goods and labour services		10	1,721,221,793.19
Cash paid for operating lease		11	7,048,805.88
Cash paid to and for the employee		12	224,809,285.59
Actually paid value-added tax		13	"393,122,849.24
Paid income tax		14	577,854,765.27
Other taxes paid besides value-added tax and income tax		15	37,574,662.69
Other paid cash related to operating activities	1	20	143,304,569.73
Sub-total of cash outflow		21	3,104,936,731.59
Net cash flow from operating activities		22	1,025,782,161.63
2.Cash flow from investment activities			
Cash received from investment recovery		23	309,687,254.76
Cash received from dividend and profit distribution		24	215,352.00
Cash received from income of bond interest		25	1,772,156.25
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		26	1,080,447.90
Other received cash related to investment activities		30	90,362,113.73
Sub-total of cash inflow		31	403,117,324.64
Cash paid for building fixed assets, intangible assets and other long-term assets		32	5,066,918.93
Cash paid for equity investment		33	1,020,300,000.00
Cash paid for debt investment		34	270,035,200.00
Other paid cash related to investment activities		40	
Sub-total of cash outflow		41	1,365,402,118.93
Net cash flow from investment activities		42	(962,284,794.29)
3. Cash flow from financing activities			
Cash received by absorbing equity investment		43	
Including: Cash received by subsidiary absorbing minority shareholders' equity investment			
Cash received from bond issuance		44	
Cash received from borrowing		45	
Other received cash related to financing activities		50	7,100,972.38
Sub-total of cash inflow		51	7,100,972.38
Cash paid for repayment of debt		52	576,060,000.00
Cash paid for financing expenses		53	
Cash paid for dividend or profit distribution		54	422,100,000.00
Including: Dividend paid by subsidiary to minority shareholders			
Cash paid for payment of interest		55	117,650,829.46
Cash paid for financing lease		56	
Cash paid for reducing the registered capital		57	
Including: Cash paid by subsidiary to minority shareholders according to law			
Other paid cash related to financing activities		62	6,024,959.57
Sub-total of cash outflow		63	1,121,835,789.03
Net cash flow from financing activities		64	(1,114,734,816.65)
4. Impact of foreign exchange fluctuation on cash		65	(435,797.62)
5. Net increase in cash and cash equivalents		66	(1,051,673,246.93)

Financial Statement 1

(audited by the PRC accounting firm)

Statement of Cash Flow (continued)

Year 2000

Unit: RMB yuan

Note:

Item	**Amount**
1. Investment and financing activities not involving cash income and expenditure	
Debt repaid by fixed assets	
Debt repaid by investment	
Long-term investment by fixed assets	
Debt repaid by inventory	
Fixed assets by financing lease	
2. Operational cash flow from net profit	
Net profit	621,708,729.65
Add: gain or loss of minority shareholders	
Allocated allowance for bad debt or bad debt write-off	3,665,482.35
Depreciation of fixed assets	465,677,641.78
Amortization of intangible assets and other assets	7,758,212.90
Decrease in deferred expenses (less: increase)	
Increase in pre-allocated expenses (less:decrease)	
Loss in disposal of fixed assets,intangible assets and other long-term assets (less: income)	2,808,601.34
Loss in retirement of fixed assets	25,963.47
Financial expenses	29,233,832.75
Loss in investment (less: income)	(11,896,563.01)
Deferred tax credit (less: debit)	
Decrease in inventory (less: increase)	
Decrease in operational receivable items (less: increase)	
Increase in operational payable items (less: decrease)	
Others	
Net cash flow from operating activities	
3. Net increase in cash and cash equivalents:	
Ending balance of cash	1,626,910,545.53
less: Beginning balance of cash	2,678,583,792.46
Ending balance of cash equivalents	
less: Beginning balance of cash equivalents	
Net increase in cash and cash equivalents	(1,051,673,246.93)

Financial Statement 1

(audited by the PRC accounting firm)

Notes to Financial Statements

(1) Company Profile

Zhejiang Southeast Electric Power Company Limited (hereinafter referred to as "the Company") is a joint stock limited company established by way of promotion by ZPEPC, ZPEPDC, Zhejiang Bada Company Limited, Zhejiang Electric Power Equipment and Materials Supply Company and Zhejiang Electric Power Real Estate Development Company Limited as the promoters in accordance with Document Zhe Zheng Wei (1997) 49 entitled *Approval on Establishment of Zhejiang Southeast Electric Power Company Limited* released by the Securities Regulatory Commission of Zhejiang Provincial Government and the Document (1997) 4 entitled *Reply to the Proposal of Zhejiang Southeast Electric Power Company Limited (Preparation Office) to Issue New Shares Right After Establishment* released by Division of International Affairs of China Securities Regulatory Commission. The aggregate promoters' share capital amounts to RMB 1,320 million yuan, as was verified in *Capital Verification Report* Zhe Kuai Yan (1997) 75 by Zhejiang Accounting Firm. The registration of the Company with the industrial and commercial administration authority was made, and the Business License No. 14294345-0 (1/1) of the Company was obtained on 15th May 1997. The Company was afterwards transformed to a share limited company with foreign investment on 23 May 2000 upon the approval by the Ministry of Foreign Trade & Economic Cooperation in Document Wai Jing Mao Zi [2000]373. The procedure relating to the re-registration with the industrial and commercial administration has been completed, and the altered Business License Qi Gu Zhe Zong No.002189 obtained, with the total registered capital and the scope of the business of the Company remaining unchanged.

As approved in Document Zheng Wei Fa (1997) 44 by the Securities Commission of the State Council, the Company issued 690 million domestically listed foreign investment shares (B shares) including over-allotment of 90 million shares at book value RMB 1 yuan per share. The shares of the Company were listed on Shanghai Stock Exchange on 23rd Sept.1997. After the issuance of B shares, the aggregate share capital of the Company amounts to RMB 2,010 million yuan. Thus the Company re-registered with the industrial and commercial administration authority, with the same business license number as before.

The business scope of the Company encompasses investment in, development and operation of the electric power projects.

(2) Principal Accounting Policies, Assumptions and Method for Preparation of Consolidated Financial Statements Adopted by the Company

a. Accounting System

Enterprise Accounting Standards and *Accounting System of Joint Stock Company Limited* and the supplementary regulations relating thereto are followed.

b. Accounting Year

The accounting year starts from 1 January and ends on 31 December of the Gregorian calendar year.

c. Bookkeeping Base Currency

RMB is adopted as the bookkeeping base currency.

d. Bookkeeping Basis and Valuation Principle

The bookkeeping is made on accrual basis. And the valuation is based on historical cost.

e. Accounting of Foreign Currency Transaction

The accounting of the foreign currency transaction is based on RMB converted as per the market exchange rate (median rate) published by the People's Bank of China on the first day of the transaction month. The ending balances of the various foreign currency accounts are adjusted per the exchange rate prevailing at the end of the same month. With regard to the differences arising therefrom, those in relation to the formation of fixed assets but before their acquisition for use are charged to the cost of acquisition of fixed assets; those irrelevant to the acquisition of fixed assets but occurring during the formation period are charged to the organization expenses, and those occurring during the operating period are charged to the current financial expenses.

f. Identification of Cash Equivalents

Cash equivalents refer to the investment made by the Company with a short maturity (generally mature within 3 months after the date of purchase), strong liquidity, ready convertibility to cash of known amount and low volatility.

g. Accounting of Bad Debt

1. Adopting allowance method for accounting of bad debt

The accounting of bad debt is based on allocation of allowance. The allowance for bad debt is allocated as per 6% of the ending accounts receivable.

2. The bad debt is determined as such when

(1) The debtor is bankrupt or dead, and the proceeds from the bankrupt's estates or the deceased property is unable to cover the debt;

(2) The debtor fails to repay the overdue debt with plain evidences to indicate his inability to do so.

The confirmed irrecoverable accounts receivable is treated as loss on bad debt after approval, which will be written off from the allowance for bad debt.

h. Accounting of Inventory

The inventory includes the fuel, auxiliary materials, spare parts for repair, low-cost consumables, etc. stored for the purposes of sale or consumption in the process of production and operation.

The inventory is valued at the actual cost. The fuel bought and checked into the warehouse is stated at the actual cost; the cost of outgoing fuel is stated based on weighted average cost method. The spare parts for repair and auxiliary materials such as cement, steel and wood are stated at planned cost, with the difference between the planned cost and the actual cost shared and written off per a composite differential rate at the end of a month. The low-cost consumables are stated based on lump-sum transfer method.

For the irrecoverable portion of the inventory cost due to physical damages, obsolescence in full or in part and the selling price of the inventory item lower than the cost, the reserve for price decline is allocated at the end of the period based on the lower of cost or market method per the difference by which the cost of a single inventory item is less than its net realizable value.

i. Accounting of Short-term Investment

1. The accounting of short-term investment is made based on the actual cost paid deducting the cash dividend or interest declared to be distributed but not yet collected.

2. At the end of the period, the short-term investment is accounted for based on the lower of cost or market method; and the reserve for price decline is allocated for various investment projects.

j. Accounting of Long-term Investment

1. The accounting of the long-term equity investment is stated based on the cost paid or value determined at the time of investment. If the investment in other companies constitutes less than 20% of the total capital with voting right in the companies, or constitutes 20% or above but without significant influence, it is accounted for by the cost method; if the investment in other companies constitutes 20% or above of the total capital with voting right in the companies, or less than 20% but with significant influence, it is accounted for by the equity method; if the investment in other companies constitutes more than 50% (exclusive) of the total capital with voting right in the companies, it is accounted for by the equity method and incorporated in the consolidated financial statements.

2. The difference of equity investment is amortized by equal installments over the investment period specified in the contract. If no specific investment period is stated in the contract, the debit difference is amortized by equal installment over 10 years whereas the credit difference is amortized by equal installment over the period not less than 10 years.

3. The accounting of the long-term debt investment is stated based on the balance of the cost actually paid deducting such various surcharges as tax, service charges, and the interest payable accrued from the date of bond issuance up to the date of bond purchase. The bond premium or discount will be amortized on straight-line basis within the bond-holding period.

4. At the end of the accounting period, the reserve for long-term investment devaluation is allocated based on the difference of the recoverable amount less than the book value of the long term investment due to its declining market value or the worsening business operations of the investment recipient company. As nothing mentioned above occurred to the long-term investment of the Company in the accounting year, there is no need to allocate the reserve for long-term investment devaluation this year.

k. Accounting of Fixed Assets and Accumulated Depreciation

1. The fixed assets are accounted for per actual cost. The fixed assets refer to housing, buildings, plant, machinery, vehicles and other equipment, apparatus, tools etc. in connection with production and operation with the useful life of more than 1 year as well as the articles not belonging to main operating equipment but valued more than RMB 2,000 yuan spanning over 2 years of useful life.

2. The depreciation of the fixed assets is on straight-line basis. The rates of depreciation are determined based on the classification, estimated economic useful life and estimated residual value (as per 0-3% of the original cost) of fixed assets as follows:

Notes to Financial Statements (continued)

Classification of Fixed Assets	Period of Depreciation	Depreciation Rate (%)
Housing and Buildings	8-35	12.50-2.86
General Equipment	4-18	25.00-5.56
Special Equipment	7-18	14.29-5.56
Vehicles	6	16.67
Other Equipment	5-9	20.00-11.11

l. Accounting of Construction in Progress

The construction-in-progress is accounted for based on the various actual project expenditures by classification of the project, and transferred into the fixed assets per its actual cost upon completion and delivery for use. Regarding the interest expenditure and the shortfall from foreign exchange conversion incurred for the projects in debt, those incurred before the delivery of the fixed assets are capitalized, and those incurred after their delivery for use are transferred into the current financial expenses.

m.Accounting of Intangible Assets

The intangible assets are stated at the actual cost, and amortized by equal installments over its useful life.

n. Accounting of Organization Expenses

The accounting of organization expenses is made based on the actual cost, and will be amortized by equal installment in 5 years starting from the month of the Company coming into operation.

o. Accounting of Long-term Deferred Expenses

The long-term deferred expenses are stated as incurred and are amortized by equal installment over the payback period of the project.

p. Income Recognition Principle

The sales income is calculated and recognized by multiplying the actual quantity of electricity delivered in this year by the approved contractual tariff (including the base quantity and excess quantity)or the market price as applicable.

Based on Document Zhe Dian Ban No. [2000] 0156 "Notice on Trial Operation of Zhejiang Power Generation Market" dated 21 Feb. 2000 issued by Zhejiang Provincial Electric Power Bureau (ZPEPB), the Company participated in the competitive bidding in the power market from 0:00 o'clock 15 Jan. 2000 for trial operation and real time settlement, with the bidding quantity accounting for 15% of the total generation and the contractual quantity 85%. With regard to the price of electricity sale, the bidding quantity was settled at the market price on real time basis, while the contractual quantity was settled at prices approved by Zhejiang Provincial Commodity Pricing Bureau in Document Zhe Jia Gong No.[2000] 39 dated 28 Jan. 2000, i.e. RMB 357.415 yuan/MWh for Units 1~8 of Taizhou Power Plant and RMB 320 yuan/MWh for Units 1~2 of Xiaoshan Power Plant (excluding tax) in 2000; the excess generation generated from the difference between 85% of the annual mean utilization hours of a power plant and 5,000 hours was settled at prices set forth in Zhejiang Provincial Commodity Pricing Bureau's Document Zhe Jia Gong [2000]450 "Notice on Pricing of Excess Generation", i.e. RMB 190 yuan/MWh for Units 1~8 of Taizhou Power Plant and RMB 187 yuan/MWh for Units 1~2 of Xiaoshan Power Plant in 2000.

As the power generation market in Zhejiang was operating on trial basis in 2000 with the relevant operating codes not yet officially released, the *Power Purchase Agreement* and the *Supplementary Agreement* between the Company and ZPEPC remained unchanged.

For the sale of commodity, the business income is recognized when all of the followings have taken place (a) the significant risk in connection with the ownership of the commodity and the payment have transferred to the buyer so that the Company no longer has custody and control of the commodity; (b) the income from the sale or the voucher of the payment has been received; and (c) the cost in relation to the commodity sale can be measured accurately.

For the supply of labor service, the income from labor service is recognized when the service has been rendered, and the payment or the voucher of payment has been received.

q. Accounting of Income Tax

The accounting of the income tax is based on tax payable method.

r. Method for Preparation of Consolidated Financial Statement

Consolidated financial statement is prepared based on the financial statements and other related data of the parent company and its subsidiaries subject to consolidation in accordance with the *Interim Provisions for the Consolidated Financial Statement.* The financial statement of a joint venture is consolidated on pro rata basis. The principal accounting policies of the subsidiaries shall conform to the accounting policies of its parent company. The major transactions and payment in current accounts between the parent company and its subsidiaries cancel out each other during the consolidation.

There is no need to prepare the consolidated financial statement since the Company has no subsidiaries or joint ventures in 2000.

(3) Taxation

a. Value-added tax: at a rate of 17%

b. Operating tax: at a rate of 5%

c. Urban maintenance & construction tax: at a rate equal to 7% of the turn-over tax payable

d. Education surtax: at a rate equal to 4% of the turn-over tax payable

e. Income tax

The income tax paid by the Company in the preceding year was per 15% in real terms. As consented by Document Zhe Zheng Fa (1997) 102 of Zhejiang Provincial Government and notified by Document Cai Shui [2000] 99 of Ministry of Finance, the corporate income tax was levied as per 33% in 2000, of which the local portion of 18% was refunded by the Finance Department of the local government.

(4) Holding Subsidiaries and Joint Ventures

The Company has no holding subsidiaries or joint ventures.

(5) Distribution of Profit

Based on the profit distribution proposal for 2000 proposed by the Board of Directors on 25 Mar. 2001, the after-tax profit of the Company in 2000 amounted to RMB 621,708,729.65 yuan (or RMB 611,878,000.00 yuan by the international accounting standards). After having allocated 10% statutory common reserve fund and 10% statutory common welfare fund totaling RMB 124,341,745.94 yuan, plus the beginning undistributed profit of RMB 702,544,563.88 yuan (or RMB 700,808,134.70 yuan by the international accounting standards), and then following the principle of "whichever is lower" of the amounts obtained by the different accounting standards, the actual profit distributable to shareholders equals to RMB 1,188,344,388.76 yuan (or RMB 1,199,911,547.59 yuan by the PRC accounting standards). Taking the ending 2.01 billion shares as the base figure, the distributable cash dividend per share will be RMB 0.218 yuan (inclusive of tax), totaling RMB 438,180,000.00 yuan. After the distribution, the undistributed profit remaining at the Company will be RMB 761,731,547.59 yuan (or RMB 750,164,388.76 yuan by the international accounting standards).

(6) Notes to the Financial Statements

a. Notes to the Balance Sheet

(a) Monetary Assets   Ending balance: 1,626,910,545.53

i.Details

Item	Beginning Amount	Ending Amount
Cash	5,776.96	2,264.90
Bank deposits	2,678,167,055.37	1,626,559,416.50
Other monetary Assets	410,960.13	348,864.13
Total	2,678,583,792.46	1,626,910,545.53

ii. Foreign currency monetary assets

Beginning Amount			Ending Amount		
Original currency (USD)	Exchange rate	Equivalent to RMB yuan	Original currency (USD)	Exchange rate	Equivalent to RMB yuan
140,950,362.80	8.2795	1,166,998,528.80	148,904,140.15	8.2781	1,232,643,362.57

iii. Explanation of the causes of large extent of change

The beginning amount is reduced by 1,051,673,246.93 yuan, this is mainly due to the increase in long-term equity investment using monetary fund during this reporting period, resulting in the corresponding decrease in monetary fund.

(b) Short-term investment

Ending Balance: 0.00

Details

Item	Beginning Amount		Ending Amount		
	Investment Amount	Reserve for price decline	Investment Amount	Reserve for price decline	Market Price
Bonds investment	30,000,000.00	257,000.00			
Total	30,000,000.00	257,000.00			

(c) Accounts receivable — Ending balance: 66,784,304.31

i. Receivables

Account age	Beginning amount	Percentage at year beginning	Allowance for bad debt	Ending amount	Percentage at year end	Allowance for bad debt
Within 1 year	70,332,163.08	100%	4,219,929.78	66,784,304.41	100%	4,007,058.26
1~2 years	—	—				
2~3 years	—	—				
More than 3 years	—	—				
Total	70,332,163.08	100%	4,219,929.78	66,784,304.41	100%	4,007,058.26

ii. Due from the top 5 debtors

Name	Ending Amount	Time	Reason for debt
Zhejiang Provincial Electric Power Company	66,784,304.41	Dec.2000	The payment for electricity sale for the last 10 days of Dec. 2000 has not been settled.
Total	66,784,304.41		

iii. Due from major shareholders holding 5% or more of the Company's share capital

Name of organization	Beginning amount	Ending amount
ZPEPC	70,332,163.08	66,784,304.41
Total	70,332,163.08	66,784,304.41

(d) Other receivables — Ending balance 176,691,319.47

i. Classified by account age

Account age	Beginning amount	Percentage (%)	Allowance for bad debt	Ending amount	Percentage (%)	Allowance for bad debt
Within 1 year	59,477,588.98	53.08	3,568,655.34	135,868,803.06	76.89	8,152,128.19
1~2 years	49,529,630.42	44.20	2,971,777.83	39,947,886.06	22.61	2,396,873.16
2~3 years	2,473,521.00	2.21	148,411.26	315,675.58	0.18	18,940.53
More than 3 years	571,347.77	0.51	34,280.87	558,954.77	0.32	33,537.29
Total	112,052,088.17	100	6,723,125.30	176,691,319.47	100	10,601,479.17

ii. Category analysis

Category analysis	Beginning amount	Ending amount
Imprest cash	318,692.73	408,365.76
Guarantee fund	463,300.00	286,200.00
Provisional payments	46,874,507.13	141,901,584.17
Others	64,395,588.31	34,095,169.54
Total	112,052,088.17	176,691,319.47

iii. Due from the top 5 debtors

Name of organization	Ending amount	Description	Duration of debt	Reason for debt
Preparation Office of Zhejiang Changxing Power Generating Company Limited	139,510,361.04	Provisional payment	1 year and 1-2 years	Advance payment for the pre-construction expenses
Interest on time deposit at bank	23,037,319.29	receivable	Within 1 year	Settlement prior to maturity
Cost of Purchase of employee housing of Xiaoshan Power Plant	7,114,583.78	Advance payment	Within 1 year	Open

Name of organization	Ending amount	Description	Duration of debt	Reason for debt
PICC Life Insurance Company Jiaojiang Branch	2,700,000.00	Provisional payment	1-2 years	Settlement prior to maturity
Housing fund management center	645,204.26	Provisional deposit	Within 1 year	Special deposit
Total	173,007,468.37			

iv.Due from major shareholders holding 5% or more of the Company's share capital

Name of organization	Beginning amount	Ending amount
ZPEPC	35,414.394.32	
Total	35,414.394.32	

v. The ending balance for other receivables increased at the year end by RMB 64,639,231.30 yuan compared with that of the beginning. This is because of the increase in the provisional payment for the pre-construction expenses to Preparation office of Zhejiang-Changxing Power Generating Company Limited, as well as the fact that the debt owing to ZPEPC was fully paid up during the current reporting period.

(e) Prepayments Ending balance: 14,061,748.75

i. Classified by account age

Account Age	Beginning Amount	Percentage at year beginning	Ending Amount	Percentage at year end
Within 1 year	1,473,914.10	100	14,061,748.75	100
1~2 years	–	–	–	–
2~3 years	–	–	–	–
More than 3 years	–	–	–	–
Total	1,473,914.10	100	14,061,748.75	100

ii. Due from the top 5 debtors

Name of organization	Ending amount	Duration of debt	Reason for debt
Shanghai Steam Turbine Co., Ltd	6,150,000.00	Within 1 year	Prepayment for material
Haodunhua Engineering Co., Ltd	3,120,975.00	Within 1 year	Prepayment for material
Zhejiang Provincial No.5 Construction & Engineering Company Taizhou Branch	1,000,000.00	Within 1 year	Prepayment for material
Xinhua Control Engineering Co., Ltd	975,000.00	Within 1 year	Prepayment for material
Beijing Helishi System Engineering Co., Ltd	675,000.00	Within 1 year	Prepayment for material
Total	11,920,975.00		

iii. There were no accounts due from main shareholders holding 5% or more of the Company's share capital.

(f) Inventories/ Reserve for price decline Ending balance 116,080,465.78/0.00

i. Details

Item	Beginning amount	Reserve for price decline	Ending amount	Reserve for price decline
Materials in transit	1,867,422.97		3,610,957.39	
Raw materials	40,047,182.85		62,993,864.78	
Fuel	38,259,099.37		39,471,262.82	
Low-cost consumables	571,721.98		672,170.81	
Spare parts	7,365,344.78		9,332,209.98	
Total	88,110,771.95		116,080,465.78	

ii. The ending sound value of the inventory is determined as per the net realizable value of a single inventory item. The reserve for price decline was allocated based on the principle of the lower of the cost or the market. As the analysis indicated that no ending inventories were higher than the their realizable values, no reserve for price decline was allocated.

(g) Long-term equity investment — Ending balance 1,025,794,000.00

i. Details

Item	Beginning Amount	Increase during the year	Decrease during the year	Ending Amount
Stock investment	494,000.00	1,004,400,000.00	–	1,004,894,000.00
Other equity investment	5,000,000.00	15,900,000.00		20,900,000.00
Total	5,494,000.00	1,020,300,000.00		1,025,794,000.00

ii. Long-term equity investment-Stock investment

Investee Company	Type of stock	Numbers of shares	Shareholding percentage	Cost of investment	Adjustment of gains and losses	Devaluation reserve	Equity investment difference	Total at year end	Market price at year end
Zhejiang Taizhou Expressway Construction & Development Company Limited	State-owned legal person share	494,000.00 shares	0.25%	494,000.00	–		–	494,000.00	
China Merchants Bank	State-owned legal person share	30,000,000.00 shares	2.04%	105,000,000.00				105,000,000.00	

Financial Statement 1

(audited by the PRC accounting firm)

Notes to Financial Statements (continued)

Investee Company	Type of stock	Numbers of shares	Shareholding percentage	Cost of investment	Adjustment of gains and losses	Devaluation reserve	Equity investment difference	Total at year end	Market price at year end
Fujian Industrial Bank	State-owned legal person share	40,000,000.00 shares	1.33%	82,400,000.00				82,400,000.00	
Communication Bank	State-owned legal person share	150,000,000.00 shares	0.98%	285,000,000.00				285,000,000.00	
China Everbright Bank	State-owned legal person share	200,000,000.00 shares	2.60%	312,000,000.00				312,000,000.00	
China Southern Securities Co., Ltd. (Preparatory Office)	State-owned legal person share	200,000,000.00 shares	5.78%	220,000,000.00				220,000,000.00	
Total				1,004,894,000.00	—	—	—	1,004,894,000.00	

Notes to Financial Statements (continued)

iii.Long-term equity investment --Other equity investment

Investee Company	Shareholding percentage	Investment term	Cost of investment	Adjustment of gains and losses	Equity investment difference	Total at year end	Devaluation reserve
Jiaojiang Phoenix Villa Company Limited	14.28%	Not specified	5,000,000.00	—	—	5,000,000.00	—
Zhejiang Venture Capital Co., Ltd	10.00%		10,000,000.00			10,000,000.00	
Zhejiang Fuxing Electric Fuel Co., Ltd	3.93%		5,900,000.00			5,900,000.00	
Total			20,900,000.00	—	—	20,900,000.00	—

iv. No difference of long term equity investment occurred in the Company.

v. It was found through analysis that the investee companies operated well, which dispensed with the need to allocate reserve for devaluation.

vi. The long-term equity investment at the end of this year increased by RMB 1,020,300,000.00 yuan over that at the beginning of this year. The major cause is the significant increase in equity investment by the Company in the current year.

(h) Fixed assets and accumulated depreciation

Ending balance 6,553,829,289.05/2,574,287,758.66

i.Original cost of fixed assets

(i) Details

Category	Beginning Amount [Note 1]	Increase during this year	Decease during this year	Ending Amount
Housing and buildings	1,800,406,597.61	10,836,641.54	18,176,721.03	1,793,066,518.12
General Equipment	473,720,859.32	11,005,586.92	1,227,637.22	482,943,707.03
Special Equipment	4,199,647,607.14	20,068,260.46	12,015,844.00	4,208,255,125.59
Vehicles	29,716,454.12	6,362,674.81	2,737,292.00	33,341,836.93
Other Equipment	22,228,696.50	14,368,954.88	375,550.00	36,222,101.38
Total	6,525,720,214.69	62,642,118.61	34,533,044.25	6,553,829,289.05

(ii) The increase during this year includes the amount of RMB 49,018,338.57 yuan transferred from completion of the construction in progress.

(iii)The above fixed assets were not used for mortgage or guarantee.

(iv)There was no fixed assets rented on financial lease in the above fixed assets.

(v) There was no swap of fixed assets with other organizations.

ii. Accumulated depreciation

Notes to Financial Statements (continued)

Category	Beginning amount	Increase this year	Decrease this year	Ending amount
Housing and buildings	394,438,239.43	91,887,246.70	691,374.06	485,634,112.07
General equipment	166,890,321.41	48,009,872.29	1,055,756.15	213,499,092.90
Special equipment	1,541,698,424.94	318,317,590,94	9,372,680.93	1,850,988,679.60
Vehicles	14,436,240.11	4,590,017.43	1,774,413.13	17,251,844.41
Other equipment	4,336,964.46	2,872,914.42	295,849.20	6,914,029.68
Total	2,121,800,190.35	465,677,641.78	13,190,073.47	2,574,287,758.66

iii. Net value of fixed assets

Category	Beginning amount	Ending amount
Housing and buildings	1,405,968,358.18	1,307,432,406.05
General equipment	306,830,537.91	269,444,614.13
Special equipment	2,657,949,182.20	2,357,266,445.99
Vehicles	15,280,214.01	16,089,992.52
Other equipment	17,891,732.04	29,308,071.70
Total	4,403,920,024.34	3,979,541,530.39

(i) Project equipment & materials — Ending balance 394,000.00

Category	Beginning amount	Ending amount
Project materials	–	394,000.00
Total	–	394,000.00

Financial Statement 1

(audited by the PRC accounting firm)

Notes to Financial Statements (continued)

(j) Construction in progress — Ending balance 42,554,867.99

i. Projects in connection with Units 1-8 of Taizhou Power Plant

Name of project	Beginning amount	Increase in the year	Transferred to fixed assets in the year	Other decrease in the year	Ending amount	Source of financing	Project progress
1. No.7 ash silo	–	9,537,073.40	–	–	9,537,073.40	Self-financed	10%
2. Renovation of coal-unloader	–	3,426,000.00	–	–	3,426,000.00	Self-financed	25%
3. Renovation of Electrostatic precipitators for phases 1-3	–	1,650,969.45	–	–	1,650,969.45	Self-financed	35%
4. Renovation of secondary strainers for phase 1	–	633,072.05	–	–	633,072.05	Self-financed	10%
5. Renovation of No.11 transfer station	–	282,063.60	–	–	282,063.60	Self-financed	8%
6. Renovation of coal screens for phases 1-3 coal conveying system	–	133,600.00	–	–	133,600.00	Self-financed	12%
7. Research on Optimum dispatch and operation of generating units	335,000.00	17,094.02	–	–	352,094.02	Self-financed	85%
8. Vibration diagnostic system for 125MW steam turbine units	443,498.65	155,000.00	–	–	598,498.65	Self-financed	98%
9. Variable frequency and speed coal powder feeders for boilers 1, 5	–	198,300.00	–	–	198,300.00	Self-financed	50%
10. Distributed control system of 125MW unit	–	916,057.93	–	–	916,057.93	Self-financed	7%
11. Test & research of steel structures for 400T/H bridge type coal-unloaders	–	205,000.00	–	–	205,000.00	Self-financed	50%
12. Minor projects	–	10,000.00	–	–	10,000.00	Self-financed	
13. Completed projects	12,067,425.01	127,924,468.58	39,116,846.70	100,875,046.89	–	Self-financed	100%
Subtotal	12,845,923.66	145,088,699.03	39,116,846.70	100,875,046.89	17,942,729.10		

Notes to Financial Statements (continued)

ii. Projects in connection with Xiaoshan Power Plant

Name of project	Beginning amount	Increase in the year	Transferred to fixed assets in the year	Other decrease in the year	Ending amount	Source of financing	Project progress
1. Renovation of MIS information system	–	583,964.09	–	–	583,964.09	Self-financed	81%
2. Hydraulic elevators	–	483,031.75	–	–	483,031.75	Self-financed	97%
3. Renovation of step-up substation	–	402,616.00	–	–	402,616.00	Self-financed	92%
4. Renovation of No.2 electric accumulator	–	361,803.20	–	–	361,803.20	Self-financed	57%
5. Installation of oil purifier	79,624.00	137,045.62	–	–	216,669.62	Self-financed	99%
6. Minor projects	–	221,101.23	–	–	221,101.23	Self-financed	
7. Completed projects	4,569,656.16	16,164,297.52	9,931,491.87	10,802,461.81	–		
Sub-total	4,649,280.16	18,353,859.41	9,931,491.87	10,802,461.81	2,269,185.89		

iii. Projects in connection with the Company

Name of project	Beginning amount	Increase in the year	Transferred to fixed assets in the year	Other decrease in the year	Ending amount	Source of financing	Project progress
New office building	–	22,342,953.00	–	–	22,342,953.00	Self-financed	85%
Sub-total	–	22,342,953.00	–	–	22,342,953.00		
Total	17,495,203.82	185,785,511.44	49,048,338.57	111,677,508.70	42,554,867.99		

iv. There was no capitalized interest in this reporting period.

(k) Intangible asset Ending balance 232,902,181.85

Details

Category	Original amount	Beginning amount	Increase this year	Transferred from current amount	Amorization in current year	Ending amount	Residual amortization term
Land use right	246,969,027.20	233,680,773.73	—	—	4,922,341.08	228,758,432.65	45.75~67 years
Others	5,622,837.47	5,113,566.64	—	—	969,817.44	4,143,749.20	3.75~7 years
Total	252,591,864.67	238,794,340.37	—	—	5,892,158.52	232,902,181.85	

(l) Long-term deferred expenses Ending balance 2,469,022.42

Details

Item	**Beginning amount**	**Increase in this year**	**Amortization in current year**	**Ending amount**
Infrastructure expenses to be written off	3,149,376.80	-	1,717,841.88	1,431,534.92
Expenses for land lease	-	1,185,700.00	148,212.50	1,037,487.50
Total	3,149,376.80	1,185,700.00	1,866,054.38	2,469,022.42

(m) Accounts payable Ending balance 134,285,905.79

There were no accounts payable to major shareholders holding 5% or more of the Company's share capital.

(n) Dividends payable Ending balance 438,180,000.00

i. Details

Name of Shareholders	Beginning amount	Ending amount
ZPEPC	107,947,728.00	112,060,022.40
ZPEPDC	167,992,272.00	174,391,977.60
Zhejiang Bada Company Limited	840,000.00	872,000.00
Zhejiang Electric Power Equipment and Materials Supply Company	210,000.00	218,000.00
Zhejiang Electric Power Real Estate Development Company Limited	210,000.00	218,000.00
Shareholders of B shares	144,900,000.00	150,420,000.00
Total	422,100,000.00	438,180,000.00

ii. The ending amount of RMB 438,180,000.00 yuan is the dividends payable to shareholders based on the profit distribution proposal determined in the Board meeting on 25 Mar. 2001.

(o) Tax payable — Ending balance 73,708,099.83

Details

Category	Beginning amount	Ending amount
VAT	48,515,825.82	30,703,404.36
Business tax	5,309.66	3,316.00
Urban maintenance and construction tax	3,217,777.16	9,525,480.83
Corporate income tax	109,455,970.74	33,114,047.64
Individual income tax withheld	7,432.00	361,851.00
Total	161,202,315.38	73,708,099.83

Notes to Financial Statements (continued)

(p) Other accounts payable — Ending balance 50,678,769.68

i. Due to major shareholders holding 5% or more of the Company's share capital

Name of shareholders	Beginning amount	Ending amount
ZPEPDC	90,000.00	90,000.00
Subtotal	90,000.00	90,000.00

ii. Other large-amount accounts payable (representing 10% and above of the project cost)

Description	Nature and contents of accounts	Amount
Construction organizations involved in Units 7 and 8	Last payment for Phase IV project	9,082,558.01
Corporate Medical Insurance Premium	Insurance premium payable	9,435,876.54
Education funds for staff and workers	Balance	5,516,196.65
Subtotal		24,034,631.20

(q) Long-term liabilities due within one year — Ending balance 326,060,000.00

Category	Beginning amount	Ending amount
(1)Borrowed from non-bank financial institution	284,400,000.00	326,060,000.00
Including: borrowings on credit	284,400,000.00	326,060,000.00
(2)Borrowings from other organizations	91,660,000.00	—
Total	376,060,000.00	326,060,000.00

The ending balance came from the part of long term debt payable within 1 year pursuant to the *Debt Repayment Agreement in 2001* between the Company and ZPEPC, ZPEPDC under the *Trust Loan Agreement* between the Company, ZPEPC and East China Electric Power Group (ECEPG) Finance Company Limited, as well as *Trust Loan Contract* between the Company, ZPEPDC and Shanghai Pudong Development Bank Hangzhou Branch [For details, please refer to Notes to Financial Statements (8)-c-(b)]

(r) Long-term borrowings — Ending balance 978,180,000.00

Lending Organization	Amount	Term of Borrowings	Rate per Annum	Terms and Conditions
ECEPG Finance Company Limited	739,761,000.00	Dec. 1999-Dec. 2004	7.2%	Credit
Shanghai Pudong Development Bank Hangzhou Branch	238,419,000.00	Dec. 2000-Dec. 2004	7.2%	Credit
Total	978,180,000.00			

The ending balance of long-term borrowings is the sum of the following two figures: (1) the balance of RMB 739,761,000 yuan arrived at from the Company's trust loan borrowings of RMB 1,706,380,000 yuan converted from the debt of Taizhou Power Plant Phase IV extension project owing to ZPEPC pursuant to *Trust Loan Agreement* signed by the Company, ZPEPC and East China Electric Power Finance Company Ltd in Dec. 1999, less the amount of RMB 720,032,000 yuan repaid in 1999, and less the transfer of amount of RMB 246,587,000 yuan due in 2001 pursuant to *Debt Repayment Agreement* to the long term liabilities due within 1 year, and (2) the balance of RMB 238,419,000 yuan arrived at from the Company's 4-year-term trust loan borrowings of RMB 317,892,000 yuan converted from the remaining debt owing to ZPEPDC as of the end of 2000 pursuant to *Trust Loan Contract* signed by the Company, ZPEPDC and Shanghai Pudong Development Bank Hangzhou Branch on 29

Dec. 2000, less the transfer of amount of RMB 794,730,000 yuan due in 2001 pursuant to *Debt Repayment Agreement* to the long term liabilities due within 1 year. [For details, please refer to the Notes to Financial Statements (8)-c-(b)]

(s) Long-term Payables Ending Balance: 0.00

Creditors	**Beginning amount**	**Ending amount**
ZPEPDC	366,640,000.00	–
Total	366,640,000.00	–

The ending balance decreased by RMB 366,640,000.00 yuan compared with the beginning amount. The major reasons for such decrease were due to the fact that the amount of RMB 140,408,000.00 yuan was repaid this year pursuant to *Debt Repayment Agreement*. The remaining borrowings of RMB 317,892,000.00 yuan due to ZPEPDC was converted to the trust loan borrowings pursuant to the *Trust Loan Agreement* entered into by the Company with ZPEPDC and Shanghai Pudong Development Bank Hangzhou Branch in Dec. 2000.

(t) Housing Revolving Fund Ending Balance: -13,162,873.21

The deficit of housing revolving fund is because of the aggregate losses from the sale of employee houses.

Notes to Financial Statements (continued)

(u) Share Capital

Ending Balance: 2,010,000,000.00

Item			Beginning Amount	Increase/decrease during the year (+,-) Allotment shares	Bonus shares	Share converted from Common reserve fund	Others	Sub-total	Ending Amount
(1) Non-negotiable shares	1. Promoters' Shares	State-owned shares	1,315,000,000.00						1,315,000,000.00
		Shares held by domestic legal persons	5,000,000.00						5,000,000.00
		Shares held by foreign legal persons							
		Others							
	2.Legal person shares by subscription								
	3.Employee shares								
	4.Preference shares or others								
	Total number of non-negotiable shares		1,320,000,000.00						1,320,000,000.00
(2) Outstanding shares	1.Domestically listed ordinary shares in RMB								
	2.Domestically listed foreign investment shares		690,000,000.00						690,000,000.00
	3.Overseas listed foreign investment shares								
	4.Others								
	Total number of outstanding shares		690,000,000.00						690,000,000.00
(3) Total number of shares			2,010,000,00.00						2,010,000,000.00

(v) Capital Reserve Fund Ending Balance : 1,863,272,079.51

i. Details

Item	Beginning Amount	Increase during the year	Decrease during the year	Ending Amount
Share premium	1,859,977,258.75	–	–	1,859,977,258.75
Donations	294,820.76	–	–	294,820.76
Others	3,000,000.00	–	–	3,000,000.00
Total	1,863,272,079.51	–	–	1,863,272,079.51

ii. No change occurred to the capital common reserve fund in the reporting year.

(w) Surplus Reserve Fund Ending Balance: 512,460,140.80

i. Details

Item	Beginning Amount	Increase during the year	Decrease during the year	Ending Amount
Statutory common reserve fund	194,059,197.43	62,170,872.97		256,230,070.40
Discretionary common reserve fund				
Statutory common welfare fund	194,059,197.43	62,170,872.97		256,230,070.40
Total	388,118,394.86	124,341,745.94		512,460,140.80

ii. The increase of this year was due to the 10% statutory common reserve fund and 10% statutory common welfare fund allocated separately from the net profit realized this year amounting to RMB

621,708,729.65 yuan based on Profit Distribution Proposal 2000 proposed by the Board of Directors of the Company.

(x) Undistributed Profit Ending Balance : 761,731,547.59

i. Notes to the distribution ratio and change in undistributed profit:

Beginning amount	702,544,563.88
Increase during the year	621,708,729.65
Including: Net profit of the year	621,708,729.65
Decrease during the year	562,521,745.94
Including : Allocation to the statutory common reserve fund	62,170,872.97
Allocation to the statutory common welfare fund	62,170,872.97
Distribution of the dividends of ordinary shares	438,180,000.00
Balance at year end	761,731,547.59

ii. Based on the Profit Distribution Proposal 2000 proposed by the Board of Directors of the Company, the after-tax profit gained in 2000 amounted to RMB 621,708,729.65 yuan. After 10% statutory common reserve fund and 10% statutory common welfare fund totaling RMB 124,341,745.94 yuan is deducted, following the principle of whichever is lower and taking 2.01 billion shares at year end as a base figure, the distributable cash dividend per share will be RMB 0.218 yuan (inclusive of tax), totaling RMB 438,180,000.00 yuan.

b. Notes to Statement of Profit and Profit Distribution

(a) Profit from Other Operating Activities — Amount gained during the year: 1,323,939.76

Activities	Amount of the preceding year			Amount of this year		
	Operating income	**Operating expenses**	**Profit**	**Operating income**	**Operating expenses**	**Profit**
Sale of materials	2,990,393.55	1,860,556.04	1,129,837.51	5,586,185.68	4,662,326.89	923,858.79
Others	261,492.74	64,207.43	197,285.31	539,972.51	139,891.54	400,080.97
Total	3,251,886.29	1,924,763.47	1,327,122.82	6,126,158.19	4,802,218.43	1,323,939.76

(b) Financial Expenses — Amount Incurred during the year: 29,233,832.75

Item	**Amount of the preceding year**	**Amount of this year**
Interest expenses	154,979,574.12	117,971,592.20
Less: interest income	84,668,249.13	90,362,113.73
Exchange losses	546,661.27	435,797.62
Less: exchange gains	653,256.25	
Others	56,306.40	1,188,556.66
Total	70,261,036.41	29,233,832.75

The decrease of RMB 41,027,203.66 yuan compared with that of the preceding year is mainly due to the decrease in long term liabilities, which made the interest payment decrease accordingly.

(c) Investment Income — Amount gained during current year : 11,896,563.01

i. Details

Item	Amount of the preceding year	Amount of this year
Bond investment income	21,750.00	1,772,156.25
Reserve for bond investment devaluation	-257,000.000	257,000.00
Stock investment income		53,352.00
Other investment income	309,316.00	9,814,054.76
Total	74,066.00	11,896,563.01

ii. There was no investment projects accounting for 10% (inclusive of 10%) of total profit in the investment income in this reporting year.

(d) Non-operating Income — Amount realized during current year : 38,313.00

Item	Amount of the preceding year	Amount of this year
Income from penalty and confiscation	9,980.00	13,313.00
Payables unable to be paid	1,710.89	25,000.00
Others	80.00	
Total	11,770.89	38,313.00

(e) Non-operating Expenses — Amount incurred during current year : 3,756,248.71

Item	Amount of the preceding year	Amount of this year
Net loss in disposal of fixed assets	2,875,643.08	2,834,564.81
Water conservancy fund	2,949,526.93	448,041.63
Donation expenditure	105,000.00	215,000.00
Penalty expenditure	4,660.00	10,088.46
Traffic accident indemnity	8,428.84	
Others	27,904.00	248,553.81
Total	5,971,162.85	3,756,248.71

Notes to Financial Statements (continued)

(f) Income Tax — Amount incurred in current year: 393,652,842.17

Item	Amount of the preceding year	Amount of this year
Income tax	161,863,524.55	393,652,842.17

The tax payment increased by RMB 231,789,317.62 yuan in the current year as against that of the preceding year, which is attributable to the Company's retroactive payment for the central governmental portion of income tax of 18% equal to RMB 144,134,800.00 yuan incurred between Jan.1998 and Nov. 1999 corresponding to the investment ratio of 39.018% held by the central government in accordance with Document Zhe Guo Shui Ju [2000] 080 of Zhejiang Office of the State Taxation Administration.

c. Notes to Statement of Cash Flow

(a) Other significant cash payment in relation to operating activities :

Item	Amount of the preceding year	Amount of this year
Intermediary agencies expenses	3,313,199.13	3,032,827.65
Expenses of public announcements in the press	921,852.35	1,208,187.41
Insurance premium	5,736,543.16	5,761,596.11
Guest reception expenses	1,848,985.85	2,167,162.34
Research & development expenses	1,158,761.88	893,380.67
Office expenses	817,015.04	1,506,903.45
Travelling expenses	591,765.43	716,528.60
Advanced payment of preparation expenses for Zhejiang Changxing Power Generating Company	23,351,326.16	102,788,543.88
Subtotal	37,739,449.84	118,075,121.11

(7) Information Classified by Sector

The Company is solely engaged in the power sector and the information classified by sector is omitted.

(8) The Relationship and Transactions with Related Parties

a. Relationship with Related Parties

(a) Related Parties with Controlling Relationship

Name of enterprise	Registered address	Principal activities	Relationship with the Company	Nature or type of business	Legal representative
ZPEPDC	No.2 Jinzhu Road (south), Hangzhou	Raising capital for power construction and development, generation and sale of electricity in excess of plan	Major shareholder	State-owned	Chen Jimin [Note 1]
ZPEPC	No.2 Jinzhu Road (south), Hangzhou	Provision of electricity, organizing the design, construction of power generation, transmission and transformation projects	Major shareholder	State-owned	Chen Jimin [Note 1]
Preparation Office of Zhejiang Changxing Power Generating Company Limited [Note 2]					

Note 1: Since ZPEPDC and ZPEPC have the same legal representative and other common key management officers, in fact, these two companies currently have a common controlling relationship with the Company.

Note 2: This Office is for purposes of preparation for the establishment of Zhejiang Changxing Power Generating Company Limited. Pursuant to the *Shareholder's Agreement*, which was re-signed on 22nd November 1999, between the Company and ZPEPDC, the percentage of capital contribution from the Company is 65%. For details, please refer to the Committed Events, No. (10) hereinafter.

(b) Registered Capital of Related Parties with Controlling Relationship and Their Movements

Name of enterprise	Beginning Amount	Increase in current year	Decrease in current year	Ending Amount
ZPEPDC	2,545,000,000.00	–	–	2,545,000,000.00
ZPEPC	4,275,160,000.00	–	–	4,275,160,000.00

(c) Shares or Equities Held by Related Parties with Controlling Relationship and their Movements

Name of enterprise	Beginning Amount		Increase or decrease in current year (+,-)		Ending Amount	
	Amount	%	Amount	%	Amount	%
ZPEPDC	799,963,200.00	39.80	–	–	799,963,200.00	39.80
ZPEPC	514,036,800.00	25.57	–	–	514,036,800.00	25.57

b. Transactions between the Company and Related Parties

(a) Nature of Relationship with Related Parties Without Controlling Relationship

Name of enterprise	Relationship with the Company
Zhejiang Provincial Electric Power Fuel Company	A wholly owned subsidiary of a major shareholder of the Company
Taizhou Power Plant Industrial Company	A subsidiary with part of its shares held by a major shareholder of the Company

(b) Purchase of Commodities

Name of enterprise	Current year Amount	Current year Percentage of annual purchase (%)	Current year Pricing policy	Previous year Amount	Previous year Percentage of annual purchase (%)	Previous year Pricing policy
Zhejiang Provincial Electric Power Fuel Company	1,341,857,546.78	100	[Note]	1,147,896,651.13	100	[Note]

Note: The fuel required by the Company for power generation is supplied by Zhejiang Provincial Electric Power Fuel Company, a wholly owned subsidiary of ZPEPC, who entered into the *Fuel Supply Agreement* with the Company in May 1997. The Agreement is valid for 20 years. Pursuant to the Agreement, both parties shall set down an *Annual Coal Supply Contract* every year to determine the quality, specifications, quantity and price of the coal supply for the current year. Zhejiang Provincial Power Fuel General Corporation shall supply fuel to the Company at a price neither higher than the price at which it charges other power plants for the same type of fuel, nor higher than the price at which the Company can purchase the same type of fuel in the open market at the time of determining of the price by both parties. Otherwise, the Company shall have the right to procure fuel at its own discretion.

(c) Sales of Commodities

Name of enterprise	Current year Amount	Current year Percentage of annual sale (%)	Current year Pricing policy	Previous year Amount	Previous year Percentage of annual sale (%)	Previous year Pricing policy
ZPEPC	3,400,222,722.54	100	[Note]	3,247,237,664.70	100	[Note]

Note: Pursuant to the *Power Purchase Agreement* entered into between the Company and ZPEPC, ZPEPC shall purchase all the electricity produced and delivered to the grid by the Company with an installed capacity of 1,660MW (inclusive of 660MW of Taizhou power Plant Phase IV) for 20 years commencing from the effective date of the *Power Purchase Agreement.* Based on Document Zhe Dian Ban No. [2000] 0156 "Notice on Trial Operation of Zhejiang Power Generation Market" dated 21 Feb. 2000 issued by ZPEPB, the Company participated in the competitive bidding in the power market from 0:00 o'clock 15 Jan. 2000 for trial operation and real time settlement, with the bidding quantity accounting for 15% of the total generation, and the contractual quantity 85%. With regard to the electricity price in 2000, the bidding quantity was settled at the market price on real time basis, while the contractual quantity was settled at prices approved by Zhejiang Provincial Commodity Pricing Bureau in Document Zhe Jia Gong No.[1997] 180 and re-confirmed in a document dated 28 Jan. 2000, i.e. RMB 357.415 yuan/MWh for Units 1~8 of Taizhou Power Plant and RMB 320 yuan/MWh for Units 1~2 of Xiaoshan Power Plant (excluding tax) in 2000; the excess generation generated from the difference between 85% of the annual mean utilization hours of a power plant and 5,000 hours was settled at prices set out in Zhejiang Provincial Commodity Pricing Bureau's Document Zhe Jia Gong [2000]450 *"Notice on Pricing of Excess Generation"*, i.e. RMB 190 yuan/MWh for Units 1~8 of Taizhou Power Plant and RMB 187 yuan/MWh for Units 1~2 of Xiaoshan Power Plant in 2000. With regard to the electricity price in 1999, the price excluding tax within 5,500 generating hours as approved by Zhejiang Provincial Commodity Pricing Bureau was RMB 370 yuan/MWh for Units 1~7 and RMB 415 yuan/MWh for Unit 8 of Taizhou Power Plant, RMB 320 yuan/MWh for Units 1~2 of Xiaoshan Power Plant; the price beyond 5,500 generating hours as approved in Document Zhe Jia Gong [1999]429 of Zhejiang Provincial Commodity Pricing Bureau was RMB 190 yuan/MWh for Units 1~8 of Taizhou Power Plant and RMB 187 yuan/MWh for Units 1~2 of Xiaoshan Power Plant.

(d) Balance of Receivables and Payables of Related Parties

Item and name of enterprise	Balance at year end		Percentage of total receivables (payables)(%)	
	Current year	Previous year	Current year	Previous year
Account receivable				
ZPEPC	66,784,304.41	70,332,163.08	100	100
Account payable				
Zhejiang Provincial Electric Power Fuel Company	107,814,783.50	27,592,617.92	80.29	60.34
Other receivables				
ZPEPC		35,414,394.32		31.60
Preparation office of Zhejiang Changxing Power Generating Company Limited	139,510,361.04	36,721,826.16	78.96	32.77
Total	139,510,361.04	72,136,220.48	78.96	64.37
Other payables				
ZPEPDC	90,000.00	90,000.00	0.18	0.15
Long-term liabilities due within one year				
Zhejiang Provincial Electric Power Company				
ZPEPDC		91,660,000.00		24.37
Long-term payables				
ZPEPDC		366,640,000.00		100

c. Other Related Matters

(a) Pursuant to the *Agreement on Lease of Separated Asset* signed between the Company, ZPEPC and ZPEPDC on 8 November 2000, the Company shall lease the non-operating asset of Taizhou Power Plant separated at the time of the Company restructuring. Consequently, the company shall pay for the relevant asset leasing cost. The Company has paid RMB 1,738,800.00 yuan for the asset leasing in the current year. The leasing cost paid in the preceding year was RMB 1,791,808.00 yuan.

(b) The Company signed a *Liabilities Contract* with two creditors, namely, ZPEPC and ZPEPDC in 1997, whereby the Company borrowed a loan for construction of the Phase IV Project (Units 7 and 8) for 10 years. It is specified in the Contract that the Company shall repay the principal and interest in installments to the above two companies after completion of the trial production of the new generating units. In order to facilitate the final accounts settlement upon completion of the entire Phase IV project and ascertain the actual amount of capital investment, the Company and two creditors decided to amend some terms and conditions of *Liabilities Contract*, taking into consideration the requirements of Document Zhe Sheng Jue Tou [1998] 29 *Decision on audit of Final accounts Settlement on Completion of construction Project Phase IV of Zhejiang Taizhou Power Plant* of Zhejiang Provincial Auditing Bureau. Subsequently, they signed *Supplementary Agreement to Liabilities Contract* on 22nd March 1999, which readjusted and confirmed the actual investment, liabilities and liability ratio of two creditors. After readjustment, confirmation and repayment, the amount of long term liability as at the end of 1999 was RMB 1,880,300,000.00 yuan. Repayment and changes of the long-term liabilities in 2000 are listed as follows:

Notes to Financial Statements (continued)

Creditor / Item	Shanghai Pudong Development Bank Hangzhou Branch (Long-term borrowings)	ZPEPDC (long-term payables)	ECEPG Finance Co. (long-term borrowings)	Total
Total debt amount as of end of 1999	0.00	458,300,000.00	1,422,000,000.00	1,880,300,000.00
Amount paid back in 2000		140,408,000.00	435,652,000.00	576,060,000.00
Transferred to trust loan borrowings	238,419,000.00	-317,892,000.00		-79,473,000.00
Transferred to long-term liabilities due within 1 year	79,473,000.00		246,587,000.00	326,060,000.00
Amount of long-term liabilities as of end of2000	317,892,000.00	0.00	986,348,000.00	1,304,240,000.00

(c) Remuneration to key management personnel of the Company:

There are 21 key management personnel in the Company in 2000. The total remuneration for them is RMB 737,700:00 yuan. Among them, 1 person got an annual remuneration under RMB 50,000.00 yuan, 2 persons between RMB 50,000.00 yuan and RMB 70,000.00 yuan, 3 persons between RMB 70,000:00 yuan and RMB 90,000.00 yuan, 2 persons between RMB 90,000.00 yuan and RMB 100,000.00 yuan, and 1 person above RMB 100,000.00 yuan. Meanwhile, 8 directors including Chairman and Vice Chairman, and 4 supervisors totaling 12 of them do not get remuneration from the company.

The average remuneration of key management personnel of the Company for Year 1999 was RMB 62,788.89 yuan.


东南发电台州发电厂#1机技改工程
签字仪式

台州发电厂1号机技改工程签字仪式
Signing Ceremony for Technical Renovation of Unit 1 of Taizhou Power Plant



各大证券机构代表在台州发电厂参观
Representatives of various large security agencies visit Taizhou Power Plant.



公司董事长庄虎卿在台州发电厂检查工作
Board Chairman of ZSEPC Zhuang Huqing inspects work at Taizhou Power Plant.



公司总经理寿德生在台州发电厂检查工作
General Manager of ZSEPC Shou Desheng inspects work at Taizhou Power Plant.



2000年12月18日，国家电力公司总经理高严在浙江省电力公司考察，陈积民、庄虎卿等陪同。
General Manager of the State Power Corp. Gao Yan visits ZPEPC on 18 Dec. 2000 with the accompaniment of Chen Jimin and Zhuang Huqing.



2000年12月12日，国务院总理朱镕基考察浙江电力市场改革，浙江省委书记张德江、省长柴松岳、电力公司总经理陈积民、副总经理兼东南公司董事长庄虎卿等陪同。

Premier Zhu Rongji visits the Zhejiang Power Market on 12 Dec. 2000 with the accompaniment of Party Secre Zhang Dejiang, Governor Chai Songyue, General Manager of ZPEPC Chen Jimin and Deputy General Manage ZPEPC cum Board Chairman of ZSEPC Zhuang Huqing.



李鹏委员长在视察浙江省电力公司后，欣然题名留念，省电力公司总经理陈积民、副总经理韦国忠，副总经理兼东南东南公司董事长庄虎卿等陪同。

Chairman of the Standing Committee of the Chinese National People's Congress Li Peng signs his autograph with pleasure after visiting ZPEPC with the accompaniment of General Manager of ZPEPC Chen Jimin, Deputy General Manager of ZPEPC Wei Guozhong and Deputy General Manager of ZPEPC cum Board Chairman of ZSEPC Zhuang Huqing.

(9) Contingent Events

The Company has not provided any credit guarantee to other organizations, and is not involved in any material litigation or arbitration. Nor is the Company subject to the threat of any major litigation or outstanding claims to the knowledge of the directors.

(10) Committed Events

The Company signed *Shareholders' Agreement* on 21 Nov. 2000 with five corporations, namely ZPEPDC, ZPEPC, Beijing Guohua Electric Power Corporation, State Power East China Company and Zhejiang Provincial Electric Power Construction Corporation to jointly invest in the construction of Jiaxing Power Plant Phase II Project (4X600MW). As planned, the total investment of the project will be RMB 10,999,020,000.00yuan, with its registered capital amounting to RMB 2,749,755,000.00 yuan. The Company will make a capital contribution in US Dollar equivalent to RMB 659,941,000.00 yuan, accounting for 24% of the total registered capital of the Power Plant. Up to 31st December 2000, the Company has not made any investment in the Power Plant.

(11) Events Subsequent to Balance Sheet Date Requiring No Account Adjustment

In line with Document Cai Kuai [2001] 5 of Ministry of Finance entitled *Notice on Issuance of Stipulations Regarding Accounting Treatment Relating to Reform of Enterprise Housing System,* the Company made adjustment to the undistributed profit at the beginning of 2001 based on the balance of housing revolving fund RMB®C13,162,873.21 yuan as at 31 Dec. 2000. The housing revolving fund has zero balance in the adjusted Balance Sheet 2001.

(12) Liability Restructuring

The Company is not subjected to any events of liability restructuring.

(13) Other Important Events

a. The Company and ZPEPDC signed Shareholder's *Agreement on Establishment of Zhejiang Changxing Power Generating Company Limited for Investment in Construction of Two 300MW Coal-fired Generating Units* on 22nd November 1999 to invest in the construction of two 300MW domestically made coal-fired generating units in Zhejiang Changxing Power Plant. The total investment of the project is RMB 2,592,610,000.00 yuan and the registered capital RMB 648,152,500.00 yuan. The Company will make a capital contribution of RMB 421,299,125.00 yuan, accounting for 65%. Up to 31st December 2000, the Company had cumulatively paid for the pre-construction cost of RMB 139,510,400.00 yuan. The cumulative payment for this pre-construction cost up to the end of the previous year was RMB 36,721,800.00 yuan. The project is pending approval for the present.

b. According to the Document Zhe Jia Ban [2000] 0156 entitled *Notice on Trial Operation of Zhejiang Power Generation Market* dated February 21st, 2000 of ZPEPB, the Company shall participate in competitive bidding for power sales to grid in the power market commencing from zero o'clock on January 15th, 2000. The trial operation and bill settlement were implemented in accordance with the relevant stipulations, with the bidding quantity accounting for 15% and the contractual quantity accounting for 85%. Based on the settlement of the market operations, the sale income from the real time settlement of the bidding quantity amounted to RMB 489,177,500.00 yuan.

c. As approved by the relevant authorities of the provincial government, the income tax of the Company is levied at a rate of 33%, of which 18% is refunded by the finance department, thus making the tax in real terms equal to 15%. In accordance with Document Cai Shui [2000] 99 of Ministry of Finance, the income tax of the Company in 2000 was paid at a rate of 33%, of which 18% of the local portion equivalent to RMB 107,860,000.00 yuan was refunded by the local finance department, thus reducing the amount of income tax in current year. In accordance with Document Zhe Guo Shui Zhi [2000] 80 of Zhejiang Office of the State Taxation Administration, the Company made retroactive payment for the portion of the income tax payable to the central government incurred between Jan.1998 and Nov.1999 amounting to RMB 144,134,800.00 yuan, which was recorded in the income tax and reduced the net profit of the current year.

Financial Statement 2

(audited by the international accounting firm)

Auditor's Report

AUDITORS' REPORT TO THE SHAREHOLDERS OF

ZHEJIANG SOUTHEAST ELECTRIC POWER CO., LTD.

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Zhejiang Southeast Electric Power Co., Ltd. (the "Company") as of December 31, 2000 and the related income and cash flow statements for the year then ended. These financial statements set out on page 71 to 89 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company as of December 31, 2000 and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards.

PRICEWATERHOUSECOOPERS CHINA LIMITED

March 25, 2001

Financial Statement 2

(audited by the international accounting firm)

Statement of operations

Year Ended December 31,2000

	Notes	Year ended December 31, 2000 Rmb'000	Year ended December 31, 1999 Rmb'000
Operating revenues		3,400,223	3,247,238
Operating costs and expenses:			
Fuel cost		1,354,231	1,172,648
Maintenance		106,587	92,514
Wages and other employee costs	3	202,688	263,861
Depreciation and amortization		473,302	482,887
Other		228,650	239,751
		2,365,458	2,251,661
Operating profit		1,034,765	995,577
Finance costs	4	29,234	70,187
Profit before taxation		1,005,531	925,390
Provision for taxation	5	393,653	161,864
Net profit		611,878	763,526
Earnings per share	6	Rmb0.30	Rmb0.38

Financial Statement 2

(audited by the international accounting firm)

Balance Sheet

At December 31,2000

	Notes	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
ASSETS			
Current assets:			
Cash and cash equivalents	9	1,626,911	2,678,584
Held-to-maturity investments		–	29,743
Due from related parties	8	–	78,060
Other receivables		161,670	65,280
Prepayments		14,062	406
Inventories	11	116,080	88,111
Other		–	1,068
		1,918,723	2,941,252
Land use rights	12	229,171	234,094
Property, plant and equipment, net	13	4,022,490	4,421,415
Available-for-sale investments	14	1,025,794	5,494
Deferred assets		6,614	8,263
Total assets		7,202,792	7,610,518
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities: Current portion of long-term debt	16	–	376,060
Due to related parties	8	41,255	–
Accounts payable and other payables	15	211,109	186,313
Taxes payable		73,708	161,203
Dividend payable		–	422,100
		326,072	1,145,676
Long-term debt	16	1,304,240	1,504,240
Total liabilities		1,630,312	2,649,916
Shareholders' equity			
Share capital	18	2,010,000	2,010,000
Reserves	19	3,562,480	2,950,602
Total shareholders' equity		5,572,480	4,960,602
Total liabilities and shareholders' equity		7,202,792	7,610,518

Financial Statement 2

(audited by the international accounting firm)

Statement of Changes in Shareholders' Equity

Year Ended December 31,2000

	Share capital Rmb'000	Paid-in capital Rmb'000	Capital accumulation fund Rmb'000	Statutory reserves Rmb'000	Retained earnings Rmb'000	Total Rmb'000
At December 31, 1998	2,010,000	–	1,863,272	221,862	524,042	4,619,176
Profit after taxation	–	–	–	–	763,526	763,526
Appropriation	–	–	–	164,660	(164,660)	–
Dividend	–	–	–	–	(422,100)	(422,100)
At December 31, 1999	2,010,000	–	1,863,272	386,522	700,808	4,960,602
Profit after taxation	–	–	–	–	611,878	611,878
Appropriation proposed	–	–	–	124,342	(124,342)	–
At December 31, 2000	2,010,000	–	1,863,272	510,864	1,188,344	5,572,480

Financial Statement 2

(audited by the international accounting firm)

Statement of Cash Flows

Year Ended December 31,2000

	Year ended December 31, 2000 Rmb'000	Year ended December 31, 1999 Rmb'000
Cash flows from operating activities:		
Profit before taxation	1,005,531	925,390
Adjustments for:		
Depreciation	465,678	474,255
Amortisation	7,757	7,578
Loss on disposal of property, plant and equipment	19,870	11,130
Net interest expense	27,609	70,311
Investment (income) expenses	(11,897)	183
Operating profit before working capital changes	1,514,548	1,488,847
Decrease in amount due from related parties	119,315	45,864
Increase in other receivables	(88,504)	(31,904)
(Increase) decrease in prepayments	(13,656)	447
(Increase) decrease in inventories	(27,969)	13,091
Increase in accounts payable and other payables	20,555	70,529
Decrease in taxes payable	(9,790)	(25,192)
Cash generated from operations	1,514,499	1,561,682
Interest received	83,337	85,792
Interest paid	(118,801)	(152,681)
Income taxes paid	(471,358)	(136,637)
Net cash generated from operating activities	1,007,677	1,358,156
Cash flows from investing activities:		
Additions to property, plant and equipment	(83,765)	(100,102)
Purchase of available-for-sale investments	(1,020,300)	–
Proceeds from sale of property, plant and equipment	1,047	3,891
Sales (purchase) of held-to-maturity investments	29,743	(30,000)
Proceeds from investment income	12,085	–
Net cash used in investing activities	(1,061,190)	(126,211)
Cash flows from financing activities:		
Payment of long-term debt	(200,000)	(189,666)
Payment of current portion of long-term debt	(376,060)	(280,893)
Payment of dividend	(422,100)	(329,640)
Net cash used in financing activities	(998,160)	(800,199)
Net (decrease) increase in cash and cash equivalents	(1,051,673)	431,746
Cash and cash equivalents:		
Beginning of year	2,678,584	2,246,838
End of year	1,626,911	2,678,584

Notes to Financial Statements

1 BUSINESS AND ORGANIZATION

Zhejiang Southeast Electric Power Co., Ltd. (the "Company") is a joint stock limited company incorporated in the People's Republic of China (the "PRC") on May 15, 1997 to operate, develop and invest in power plants in Zhejiang province. The Company took over, as from the date of incorporation, the business undertakings and related assets and liabilities of Taizhou Power Plant. Effective January 1, 1998, the Company acquired the total assets less current liabilities of the Xiaoshan Power Plant.

The Company issued 1,320,000,000 domestic shares of Rmb1.00 each to the promoters of the Company, Zhejiang Provincial Power Company ("Zhejiang Power"), Zhejiang Provincial Power Development Company ("Zhejiang Development"), Zhejiang Bada Company Limited, Zhejiang Provincial Power Materials Supply Company and Zhejiang Power Property Development Company Limited (the latter three are referred to as the "Minority Promoters").

Electricity generated by the Company and supplied to the transmission facilities is sold to Zhejiang Power.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements have been prepared in accordance with the requirements of International Accounting Standards ("IAS").

(b) Tariff rates

Tariff rates for electricity generated by the Company and delivered to the grid are determined based on the power purchase agreement entered into between the Company and Zhejiang Power. Based on the power purchase agreement, the tariff rates are determined annually. In addition, the rates are to be approved by Zhejiang Price Bureau or other relevant agencies, including the State Planning Commission.

In addition, according to the Notice on Trial Operation of Power Generation Market for the Zhejiang Power Grid issued by Zhejiang Provincial Electric Power Bureau on February 21, 2000, the Company shall, commencing January 15, 2000, take 85% of its forecasted volume of power to be generated per annum as the contractual quantity, to which the tariff approved by the Zhejiang Price Bureau will apply. The remaining volume of power to be generated will apply to market settlement prices. Accordingly, the settlement for electricity sold by the Company to Zhejiang Power for the year ended December 31, 2000 was based on the contractual rates set in the approval and market settlement prices and reflected in the statement of operations.

For the year ended December 31, 2000, approximately 15% of the electricity sold by the Company to Zhejiang Power was based on market settlement prices. The contractual rates, approved by Zhejiang Price Bureau, were as follows:

	Electricity generated within 5,000 utilisation hours	**Electricity generated beyond 5,000 utilisation hours**
	Rmb	**Rmb**
Units 1 through 8 of Taizhou Power Plant	0.357415	0.19
Units 1 and 2 of Xiaoshan Power Plant	0.32	0.187

(c) Operating revenues

Operating revenues represent revenues for electricity delivered to Zhejiang Power's grid.

(d) Fuel costs

The costs of fossil fuel are charged to operating costs and expenses based on actual inventory usage.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions to, and replacements or improvements of, property, plant and equipment, is capitalized. The cost of routine maintenance, repairs and replacements of minor items of property, plant and equipment is charged to repair and maintenance expense. Depreciation is provided to write off the cost of property, plant and equipment, after taking into account their estimated residual values, over their estimated useful lives on a straight-line basis.

The estimated useful lives of property, plant and equipment are as follows:

	Years
Buildings	8-45
Electricity generating facilities	4-18
Motor vehicles	5
Furniture, fixtures, and other equipment	10

(f) Construction-in-progress

All direct and indirect costs relating to the acquisition or construction of property, plant and equipment, including interest costs on related borrowings during the periods of construction, installation and testing, are capitalized as costs of construction-in-progress.

No provision for depreciation is made on construction-in-progress until the relevant assets are completed and put into use.

(g) Land use rights

Land use rights are stated at cost less accumulated amortization. Amortization is provided to write off the cost of land use rights over the term of the land use rights on a straight-line basis.

(h) Available-for-sale investments

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of available-for-sale investments are included in the statement of operations in the period in which they arise.

(i) Foreign currencies

Except as described below for share capital, transactions in foreign currencies are translated into Renminbi at the exchange rates prevailing on the first day of the month in which the transactions took place. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into Renminbi at the exchange rates at the balance sheet date. Exchange differences arising in these cases are dealt with in the statement of operations.

Contributions to share capital made in foreign currencies are credited to share capital at the exchange rates prevailing at the contribution dates. Exchange differences arising from the adoption of different rates in the corresponding asset accounts and the share capital account are dealt with in the capital surplus account.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments.

(k) Inventories

Inventories comprise principally coal and oil used in electricity generation and consumables used for repair and maintenance. Inventories are stated at weighted average costs.

(l) Related parties

Related parties are the holding entities and subsidiaries and associated companies of the holding entities.

3 WAGES AND OTHER EMPLOYEE COSTS

	Year ended December 31, 2000 Rmb'000	Year ended December 31, 1999 Rmb'000
Wages and salaries	185,444	246,225
Other employee costs (Note 17)	17,244	17,636
	202,688	263,861
Average monthly number of persons employed by the Company during the year:		
Full time	3,622	3,613
Part time	20	21
	3,642	3,634

4 FINANCE COSTS

	Year ended December 31, 2000 Rmb'000	Year ended December 31, 1999 Rmb'000
Interest income	(90,343)	(84,531)
Interest on borrowings	117,952	154,842
Other	1,625	(124)
	29,234	70,187

5 TAXATION

In accordance with an approval document issued by the Zhejiang Provincial Government (Zhe Zheng Fa [1997] No.102) on May 21, 1997, with effect from the listing of the B Shares of the Company on the Shanghai Stock Exchange and the Global Depository Receipts (the "GDRs") of the Company on the London Stock Exchange, the income tax rate applicable to the Company is 33%. The approval document also provides for the Company to apply for a tax refund at a rate of 18% of the taxable profit of the Company after the listing of the B Shares of the Company on the Shanghai Stock Exchange and the GDRs of the Company on the London Stock Exchange. The effective income tax rate for the Company is at 15%.

In addition, in accordance with the Notice On Income Tax Payment Of Zhejiang Southeast Electric Power Co., Ltd. issued by the Zhejiang State Tax Bureau on August 14, 2000, 39% of the Company's taxable income for the period from January 1998 to November 1999 should apply to the income tax rate of 33% because 39% of the Company's outstanding shares are ultimately owned by the central government of PRC. Consequently, the Company paid an additional income tax of Rmb144,134,800 in 2000 and the amount was recorded in the statement of operations of the year, reducing the net profit by Rmb144,134,800.

The calculation of the income tax of the Company for the year ended December 31, 2000 was based on the taxable income of the year and on the rate of 33%. Tax refunds of Rmb107,860,000 received during the year were credited to the income tax.

No deferred taxation was accounted for during the year as there was no material temporary difference.

6 EARNINGS PER SHARE

The calculation of earnings per share for the year ended December 31, 2000 and 1999 was based on the profit after taxation but before appropriation and on the number of 2,010,000,000 shares issued and outstanding during 2000 and 1999.

7 DIVIDEND PER SHARE

The Board of Directors of the Company proposed on March 25, 2001 a dividend in respect of 2000 of Rmb0.218 (1999: Rmb0.21) per share amounting to a total of Rmb 438,180,000 (1999: Rmb422,100,000) to holders of the Company's A shares, B shares and GDRs. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of reserves in the year ending December 31, 2001.

8 RELATED PARTY TRANSACTIONS

Zhejiang Power, together with Zhejiang Development, exercised direct supervision and control of the operations of the Company. Significant transactions with Zhejiang Power, Zhejiang Development and other related parties for the periods indicated below were as follows:

i) Sales revenues for electricity sold to Zhejiang Power amounted to Rmb3,400,222,723 for the year ended December 31, 2000 (1999: Rmb3,247,237,665).

ii) Purchase of coal

Coal supply for the Company was solely sourced from Zhejiang Provincial Power Fuel General Corporation ("ZPFGC"). Coal purchase from ZPFGC for the year ended December 31, 2000 amounted to Rmb1,341,857,546 (1999: Rmb1,147,896,651).

iii)Payments to Taizhou Power Generating Industrial Company

Support, ash disposal and other operating services for the Company were performed by an affiliate, Taizhou Power Generating Industrial Company. Payments for the year ended December 31, 2000 amounted to Rmb2,200,000 (1999: Rmb2,200,000).

iv) Lease payments to Zhejiang Power and Zhejiang Development

Certain non-operating assets were leased from Zhejiang Power and Zhejiang Development. Payments for the year ended December 31, 2000 amounted to Rmb680,219 and Rmb1,058,581, respectively (1999: Rmb700,955 and Rmb1,090,853).

v) Certain long-term debts as described in Note 16 were borrowed from Zhejiang Development.

vi) Balances with related parties at December 31, 2000 and 1999 were as follows:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Amount due from (due to):		
Zhejiang Development	(90)	(90)
Zhejiang Power	66,784	105,747
ZPFGC	(107,815)	(27,593)
Other	(134)	(4)
	(41,255)	78,060

9. CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2000 and 1999 consisted of the following:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Cash and demand deposits	183,000	669,078
Short-term bank deposits (Note 10)	1,443,911	2,009,506
	1,626,911	2,678,584

10 FINANCIAL INSTRUMENTS

In the year ended December 31, 2000, the Company participated in certain foreign currency deposit plans held by Industrial and Commercial Bank of China Zhejiang Branch ("ICBC"). At December 31, 2000 short-term bank deposits included US$50,000,000 which participated in such plans. Details of the plans were as follows:

i) The Company deposited US$10,000,000 with the ICBC from October 11, 2000 to January 11, 2001 at an interest rate of 6.5% per annum. According to the deposit agreement, if the official exchange rate between USD and RMB at January 11, 2001 is lower than 8.29, the Company is entitled to receive the full amount of the principal; if the official exchange rate between USD and Rmb is higher than 8.29, the Company will incur a loss on the principal based on the following formula:

Loss = principal x (official exchange rate - 8.29) / official exchange rate

ii) The Company deposited US$30,000,000 with the ICBC from November 13, 2000 to February 13, 2001 at an interest rate of 6.7% per annum. According to the deposit agreement, if the official exchange rate between USD and RMB at February 13, 2001 is lower than 8.29, the Company is entitled to receive the full amount of the principal; if the official exchange rate between USD and Rmb is higher than 8.29, the Company will incur a loss on the principal based on the following formula:

Loss = principal x (official exchange rate - 8.29) / official exchange rate

iii) The Company deposited US$5,000,000 with the ICBC from October 9, 2000 to January 9, 2001. According to the deposit agreement, the Company is entitled to receive the full amount of the principal. In addition, if the official exchange rate between USD and JPY is within the range of 100 to 110 during the period, the interest rate applicable to the deposit is to be 9.8% per annum; if the official exchange rate between USD and JPY is out of the range of 100 to 110 at any time of the period, the interest rate applicable to the deposit is to be 4.5% per annum.

iv) The Company deposited US$5,000,000 with the ICBC from October 9, 2000 to January 9, 2001. According to the deposit agreement, the Company is entitled to receive the full amount of the principal. In addition, if the official exchange rate between USD and JPY is within the range of 102 to 112 during the period, the interest rate applicable to the deposit is to be 7% per annum; if the official exchange rate between USD and JPY is out of the range of 102 to 112 at any time of the period, the interest rate applicable to the deposit is to be 4.5% per annum.

As of February 13, 2001, the Company has collected all of the principals of the deposits.

At December 31, 2000 and 1999, carrying amounts of current assets and current liabilities approximated their fair values due to the short term maturities of these assets and liabilities.

The fair values of long-term loans were calculated in Note 16.

11 INVENTORIES

Inventories at December 31, 2000 and 1999 comprised the following:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Coal	36,257	35,355
Oil	3,214	2,904
Consumables	76,609	49,852
	116,080	88,111

12 LAND USE RIGHTS

Land use rights at December 31, 2000 and 1999 were as follows:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Cost	246,969	246,969
Accumulated amortisation	(17,798)	(12,875)
	229,171	234,094

Amortization of land use rights for the year ended December 31, 2000 amounted to Rmb4,923,000 (1999: Rmb4,517,000).

13 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2000 and 1999 were as follows:

	Buildings Rmb'000	Electricity generating facilities Rmb'000	Motor vehicles Rmb'000	Furniture, fixtures and other equipment Rmb'000	Total Rmb'000
Net book value at January 1, 2000	1,405,970	2,933,790	15,283	48,877	4,403,920
Additions	10,410	27,416	6,363	18,026	62,215
Disposals	(17,058)	(2,452)	(963)	(443)	(20,916)
Depreciation charge	(91,887)	(362,033)	(4,593)	(7,165)	(465,678)
Net book value at December 31, 2000	1,307,435	2,596,721	16,090	59,295	3,979,541
Construction-in-progress					42,949
					4,022,490
As at December 31, 2000					
Cost	1,793,066	4,640,310	33,342	87,110	6,553,828
Accumulated depreciation	(485,631)	(2,043,589)	(17,252)	(27,815)	(2,574,287)
Net book value	1,307,435	2,596,721	16,090	59,295	3,979,541
Construction-in-progress					42,949
					4,022,490
Net book value at January 1, 1999	1,754,705	2,875,610	74,442	10,443	4,715,200
Additions	31,251	133,362	5,454	11,560	181,627
Reclassification	(280,368)	310,833	(60,417)	29,952	–
Disposal	(6,774)	(10,859)	(95)	(924)	(18,652)
Depreciation charge	(92,844)	(375,156)	(4,101)	(2,154)	(474,255)
Net book value at December 31, 1999	1,405,970	2,933,790	15,283	48,877	4,403,920
Construction-in-progress					17,495
					4,421,415
As at December 31, 1999					
Cost	1,800,408	4,625,424	29,716	70,172	6,525,720
Accumulated depreciation	(394,438)	(1,691,634)	(14,433)	(21,295)	(2,121,800)
Net book value	1,405,970	2,933,790	15,283	48,877	4,403,920
Construction-in-progress					17,495
					4,421,415

14 AVAILABLE-FOR-SALE INVESTMENTS

	2000 Rmb'000	1999 Rmb'000
At beginning of year	5,494	5,494
Additions	1,020,300	–
At end of year	1,025,794	5,494

At December 31, 2000, available-for-sale investments comprised the following:

	Amount Rmb'000	% interest held
Zhejiang Taizhou Highway Co., Ltd.	494	0.25%
Jiaojiang Phoenix Inn	5,000	14.28%
Zhejiang Venture Capital Co., Ltd.	10,000	10%
China Merchants Bank	105,000	2.04%
Fujian Industrial Bank	82,400	1.33%
China Everbright Bank	312,000	2.60%
Bank of Communications	285,000	0.98%
China Southern Securities Co., Ltd.	220,000	5.78%
Zhejiang Fuxing Electricity Fuels Co. Ltd.	5,900	3.93%
	1,025,794	

At December 31, 2000 and 1999, carrying amounts of available-for-sale investments approximated their fair values.

15 ACCOUNTS PAYABLE AND OTHER PAYABLES

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Accounts payable	26,247	18,044
Sundry creditors	56,130	62,469
Staff welfare payable and accrued payroll	128,732	105,800
	211,109	186,313

16 LONG-TERM DEB

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Long-term loans relating to construction of generating units 7 and 8	1,304,240	1,880,300
Less: Amount due within one year	(326,060)	(376,060)
	978,180	1,504,240

The loans are denominated in Renminbi and are unsecured. The loans were incurred for the construction of generating units 7 and 8 at the Taizhou Plant.

At December 31, 2000 and 1999, amounts due to respective long-term loan creditors were as follows:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Zhejiang Development	–	458,300
Southeast Power Group Finance Co., Ltd.	986,348	1,422,000
Shanghai Pudong Development Bank Hangzhou Branch	317,892	–
	1,304,240	1,880,300

In accordance with a loan agreement entered into between Zhejiang Development and Shanghai Pudong Development Bank Hangzhou Branch ("Pudong Development Bank") on December 29, 2000, Zhejiang Development has transferred its loan to the Company to Pudong Development Bank.

Of the Rmb986,348,000 borrowed from Southeast Power Group Finance Co., Ltd., Rmb 246,587,000 are due in 2001 and the remaining balance is payable in three equal annual instalments commencing January 1, 2002.

For the Rmb317,892,000 borrowed from Pudong Development Bank, Rmb79,473,000 are due in 2001 and the remaining balance is payable in three equal annual instalments commencing January 1, 2002.

Principal payments of long-term loans due in each of the next five years from December 31, 2000 and December 31, 1999 were as follows:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
First year	326,060	376,060
Second year	326,060	214,891
Third year	326,060	214,891
Fourth year	326,060	214,891
Fifth year	–	214,891
After five years	–	644,676
	1,304,240	1,880,300

Based on related borrowing agreements, principal subject to interest during 2000 amounted to Rmb1,880,300,000 (1999: Rmb2,256,346,765). The amount was subject to interest at an annual rate of 7.2% (1999: 7.2%).

The carrying amounts and fair values of the long-term loans at December 31, 2000 and 1999 were as follows:

	Carrying amounts		Fair values	
	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Long-term loans	978,180	1,504,240	994,067	1,519,143

The fair values were determined based on discounted cash flows using a discount rate based upon the borrowing rate which the directors believe to approximate market rates at the balance sheet dates.

17 EMPLOYEE BENEFIT OBLIGATION

Under PRC government regulations, the Company is required to participate in the National Unified Retirement Fund by contributing a percentage of the annual wages paid to employees. Retirement benefits are paid by the National Unified Retirement Fund and the Company has no further obligations beyond the annual contributions. The Company's contributions for the year ended December 31, 2000 amounted to Rmb17,244,000 (1999: Rmb17,636,000).

The Company is also required to accrue 14% of the wages paid as employee welfare fund. Union funds accrued by the Company are set at 2% of the wages for applicable employees.

18 SHARE CAPITAL

		December 31, 2000	December 31, 1999
	Number of shares	Rmb'000	Rmb'000
A shares of Rmb1.00 per share			
Zhejiang Development	799,963,000	799,963	799,963
Zhejiang Power	514,037,000	514,037	514,037
Minority Promoters	6,000,000	6,000	6,000
B shares of Rmb1.00 per share	690,000,000	690,000	690,000
	2,010,000,000	2,010,000	2,010,000

On May 15, 1997, 1,320,000,000 A shares were issued to Zhejiang Development, Zhejiang Power and the Minority Promoters in consideration for the assets and liabilities contributed to the Company.

On July 18, 1997, the Company obtained the approval of the State Council Securities Regulatory Commission of the PRC to issue 690,000,000 B shares.

On September 23, 1997, the B shares were listed on the Shanghai Stock Exchange and the GDRs were listed on the London Stock Exchange.

The A shares and B shares rank para passu in all respects.

19 RESERVES

	Capital accumulation fund Rmb'000	Statutory accumulation fund Rmb'000	Public welfare fund Rmb'000	Discretionary accumulation fund Rmb'000	Retained earnings Rmb'000	Total Rmb'000
At January 1,1999	1,863272	110,931	110,931	–	7524,042	2,609,176
Profit after taxation	–	–	–	–	763,526	763,526
Appropriation	–	82,330	82,330	–	(164,660)	–
Dividend	–	–	–	–	(422,100)	(422,100)
At December 31, 1999	1,863,272	193,261	193,261	–	700,808	2,950,602
Profit after taxation	–	–	–	–	611,878	611,878
Proposed appropriation	–	62,171	62,171	–	(124,342)	–
At December 31, 2000	1,863,272	255,432	255,432	–	1,188,344	3,562,480

(a) According to PRC Company Law, the Company is required to transfer 10 percent of its profit after taxation computed in accordance with the PRC accounting regulations (after offsetting prior years' losses) to its statutory accumulation fund until the reserve reaches 50 percent of its registered share capital.

The statutory accumulation fund can be utilized to offset prior years' losses or for issue of bonus share; however, the fund shall be maintained at a minimum of 25% of the registered share capital after any such issue.

(b) According to PRC Company Law, the Company is required to transfer 5 to 10 percent of its profit after taxation computed in accordance with the PRC accounting regulations (after offsetting prior years' losses) to its public welfare fund.

The Company's public welfare fund can only be used for the collective benefits and facilities of the Company's employees. Employees are only entitled to use these facilities. The title and ownership of the facilities will remain with the Company. The fund forms part of the shareholders' equity and is not distributable other than on liquidation. The transfer to this fund must be made before the distribution of dividend to shareholders.

(c) The amounts transferred to statutory accumulation fund and public welfare fund are based on the profit after taxation for the period of the Company computed in accordance with the PRC accounting rules and regulations.

(d) The proposed transfer to the discretionary accumulation fund is subject to approval by the shareholders at general meetings. Its usage is similar to that of statutory accumulation fund. No transfer to the discretionary accumulation fund is proposed by the Board of Directors.

20 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for property, plant and equipment at December 31, 2000 and 1999 but not recognised in the financial statements amounted to Rmb51,684,000 and Rmb46,036,000, respectively.

(b) Lease commitments

Future minimum lease payments under non-cancellable operating leases at December 31, 2000 and 1999 were as follows:

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Within one year	5,069	2,612
Between:		
One and two years	1,792	1,792
Two and five years	1,792	3,584
	8,653	7,988

21 OTHER MATTER

On November 21, 2000 the Company entered into an agreement with five other PRC companies to establish and operate a power plant in Jia Xin, Zhejiang Province. The contracted registered capital of the power plant amounts to Rmb2,749,755,000. Of the amount, the Company will invest Rmb659,941,000 equivalent US dollars and will own 24% interest in the power plant. As of December 31, 2000, the Company has not contributed any fund to the power plant.

22 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

Financial Statement 2

(audited by the international accounting firm)

Supplementary Information

Adjustments to net profit and net assets to conform with IAS:

(1) Net profit

	Year ended December 31, 2000 Rmb'000	Year ended December 31, 1999 Rmb'000
Net profit under PRC accounting standards	621,709	823,304
Adjustments to conform with IAS:		
(a) Understatement employees' benefits	–	(53,769)
(b) Understatement of housing fund	(9,831)	(3,332)
(c) Understatement of provision for doubtful debts	–	(2,677)
Net profit in accordance with IAS	611,878	763,526

(2) Net assets

	December 31, 2000 Rmb'000	December 31, 1999 Rmb'000
Net assets under PRC accounting standards	5,147,463	4,963,934
Adjustments to conform with IAS:		
(a) Understatement of housing fund	(13,163)	(3,332)
(b) Overstatement of cash dividend of 2000 (Note 1)	438,180	–
Net assets in accordance with IAS	5,572,480	4,960,602

Note 1: The Board of Directors of the Company proposed on March 25, 2001 a dividend of Rmb0.218 per share in respect of year 2000 amounting to a total of Rmb 438,180,000 to holders of the Company's A shares, B shares and GDRs. The Company recorded the dividend as a reduction of the retained earnings as of December 31, 2000 in its financial statements prepared in accordance with the PRC accounting standards. The Company did not reflect the amount in its financial statements of year 2000 prepared in accordance with IAS pending approval by the shareholders in the annual general meeting of the shareholders. Upon approval, the amount will be reflected in the financial statements for the year ending December 31, 2001 prepared under IAS.

Other Related Information About the Company

1. Date of Registration of the Company: 15th May, 1997

2. Registration No. of the Company's Business License: Qi Gu Zhe Zong Zi No. 002189

3. Taxation Code of the Company:

   Guo Sui Zhe Zi 330000520102266, 330000142943450

   Di Sui Zhe 330000520102266, 330000142943450

4. The custodian of the non-negotiable share certificates: Zhejiang Provincial Securities Registration Center

5. Address of Zhejiang Pan-China Certified Public Accountants:

   423 Tiyuchang Road
   Hangzhou, Zhejiang Province
   P.R. China

6. Address of PricewaterhouseCoopers China Limited:

   Rui'an Plaza
   333 Mid-Huaihai Road
   Shanghai, P.R. China



Documents Available for Inspection

1. Financial Statements affixed therewith the signatures and stamps of the Legal Representative, Chief Accountant and accounting managers;

2. Financial Statements affixed therewith the stamps of the accounting firms, the signatures and stamps of the certified public accountants;

3. Originals of all the documents and announcements published on the press designated by China Securities Regulatory Commission during the reporting period;

4. Annual Report published on London Stock Exchange

Zhejiang Southeast Electric Power Co., Ltd

25 March 2001





灯火璀璨的台州发电厂
The Well-lit Taizhou Power Plant



国电华东公司一流企业——萧山发电厂
The 1st-class Power Generating Enterprise in East China-Xiaoshan Power Plant



锅炉管道焊接

Welding of Boiler Tubes



晨曦中的台州发电厂煤码头
The Coal Wharf of Taizhou Power Plant at Dawn



萧山发电厂锅炉检修
The Boiler Under Maintenance at Xiaoshan Power Plant



台州发电厂33万机组锅炉岛
The Boiler Island of the 330 MW Generating Unit a
Taizhou Power Plant


再热冷段

台州发电厂 33 万千瓦发电机组主蒸汽管道

The Main Steam Piping of the 330 MW Generating Unit of Taizhou Power Plant



台州发电厂职工活动中心

The Employee Recreation Center of Taizhou Power Plant




长
治
久

萧山发电厂主变
The Main Transformer of Xiaoshan Power Plant



夜色中的台电厂区一角
Taizhou Power Plant by Night



国家电力公司一流企业——台州发电厂

The National 1st-class Power Generating Enterprise-Taizhou Power Plant





汽轮机检修工作场面
The Turbine Under Maintenance



台州发电厂升压站
Step-up Substation of Taizhou Power Plant



台州发电厂厂区 220 千伏网架
220 kV Transmission Connection at Taizhou Power Plant



台州发电厂1号机组汽轮机叶轮检修

Unit 1 Turbine Rotor Under Maintenance at Taizhou Power Plant



台州发电厂33万千瓦发电机房

The Generator House of the 330 MW Generating Unit at Taizhou Power Plant



萧山发电厂集控室
The Central Control Room of Xiaoshan Power Plant







台州发电厂33万千瓦发电机组集中控制室
The Central Control Room of the 330 MW gen
units in Taizhou Power Plant